                                                                      EXHIBIT 99

Galen Holdings PLC
Continuing to build the business
(Graphic Omitted)
2003 Annual Report and Accounts
Galen Holdings at a glance 2003

GALEN HOLDINGS at a glance--2003

THE COMPANY

Galen Holdings PLC (LSE: GAL/Nasdaq(R): GALN) is a specialty pharmaceutical company based in Craigavon, Northern Ireland and Rockaway, New Jersey, focused on two core therapeutic areas: women's healthcare and dermatology. The Company was listed on the London Stock Exchange and the Irish Stock Exchange in 1997 and in the United States on the Nasdaq(R) National Market in 2000. Since the acquisition of Warner Chilcott in September 2000, through our relentless focus on the implementation of our business strategy, we have successfully transformed the business into a specialty pharmaceutical company principally focused on the women's healthcare and dermatology markets in the United States where 83% of our revenues are now generated. As of 30 September 2003, we employed 1,136 people of which 444 are employed in the US.

OUR GROWTH STRATEGY

We will continue to develop powerful sales and marketing and research and development organisations and leverage our substantial management experience to enable us to implement our growth strategy and enhance shareholder value. Our future growth depends on our ability to continue to successfully implement our strategy to achieve further organic growth of our pharmaceutical business, develop and commercialise new proprietary products and acquire products that complement and strengthen our existing product range. Our activities during the year have demonstrated success in all three elements of this strategy and we have created strong foundations for further growth in 2004.

The execution of our growth strategy in 2003 included:

ORGANIC GROWTH:                        NET SALES
                                        FY 2003         YEAR ON YEAR
PRODUCT                              ($ millions)        CHANGE (%)
Doryx(R)75 & 100                         54.1               28%
Ovcon(R)35                               58.6               29%
Estrace(R)Cream                          44.8               23%

Our sales and marketing capabilities are key contributors to our success. In January 2003, we commenced a programme to expand our sales force from 226 to approximately 400 representatives organised into two teams: Warner Chilcott Women's Healthcare and Warner Chilcott Specialty. This reorganisation and expansion of our sales organisation reflects our present promotional needs and invests the necessary resources to successfully revitalise sales of our recently acquired products.

NEW PROPRIETARY PRODUCTS: An important part of our strategy is to develop and commercialise pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary vaginal ring technology. During the year, we launched Femring(R), our vaginal ring for estrogen therapy, and received an approvable letter for Ovcon(R) 35 chewable tablets, an oral contraceptive. We received final approval for Ovcon(R) 35 chewable tablets from the FDA in November 2003 and expect to launch it in late Spring 2004. Our estradiol acetate tablet (Femtrace(TM)) has completed phase III studies and an NDA for the product was accepted for filing by the FDA on 19 December 2003. Our metronidazole vaginal ring for the treatment of bacterial vaginosis is an early example of the use of vaginal ring technology in local infection control and is well into Phase III development with a target NDA submission date in the second half of calendar year 2004.

SELECTIVE ACQUISITIONS: In January 2003, we acquired the US sales and marketing rights for Sarafem(R) from Eli Lilly and Company. Sarafem(R) is a prescription treatment for pre-menstrual dysphoric disorder, a severe form of pre-menstrual syndrome. Launched by Lilly in 2000, Sarafem(R) had revenues of approximately $80 million in calendar year 2002. In March 2003, we acquired the oral contraceptives Loestrin(R) and Estrostep(R) and an oral continuous estrogen-progestogen therapy, femhrt(R), from Pfizer, Inc. Total revenues for these products in the calendar year 2002 were $228.3 million. On 1 April 2003 we entered into a co-promotion agreement with Bristol-Myers Squibb Company for Dovonex(R) and development and license agreements with LEO Pharma A/S for the development and commercialisation of Dovobet(R) in the United States. Dovonex(R) is a leading non-steroidal product in the treatment of psoriasis and Dovobet(R), which is a combination of the active agent in

Dovonex(R) (calcipotriene) and the steroid betamethasone dipropionate, gives us access to new treatment technology through a formal relationship with LEO Pharma, one of the world's leading dermatology R&D companies. In September 2003, Galen executed a letter of intent to settle pending patent infringement litigation against Barr Laboratories, Inc. relating to Estrostep(R) and femhrt(R). The letter of intent also contemplates that Galen would acquire an option to license exclusively the ANDA for the generic Ovcon(R) product from Barr and that Barr would acquire the U.S. and Canadian rights to existing Loestrin(R) products from Galen. These transactions are subject to negotiation of definitive agreements and other conditions.

GALEN AT A GLANCE

WE ARE CONTINUING TO BUILD THE BUSINESS BY EXPANDING OUR PRODUCT PORTFOLIO THROUGH PRODUCT ACQUISITION AND INTERNAL DEVELOPMENT.

WOMEN'S HEALTHCARE

Galen now has products in three important areas of woman's healthcare: contraception, hormone therapy and premenstrual dysphoric disorder. In 2003, we expanded our product range through acquisition and internal development. We continue to develop and seek to acquire products that complement and strengthen our women's healthcare product portfolio.

DERMATOLOGY

Galen has also strengthened its presence in the dermatology market. In addition to our ongoing R&D activities in this area, we have negotiated a major strategic alliance in dermatology for the treatment of psoriasis. As a result of this alliance, we have added a product for the treatment of psoriasis to our portfolio of promoted dermatology products as well as an opportunity to market a new product for psoriasis in the United States, which has already been approved in 23 countries.

Under Photo Omitted

PRODUCT DESCRIPTION

Doryx(R) is a tetracycline-class antibiotic indicated for adjunctive treatment of severe acne. Doryx(R) capsules contain specially coated pellets of doxycycline hyclate for oral dosing. Doryx(R) is the only enteric-coated pelletized doxycycline, therefore it does not have a generic equivalent.

HOW WE ARE HELPING

Doryx(R) is the only doxycycline available utilizing enteric-coated pellet technology. This allows the drug to pass through the stomach before dissolving in the small intestine. Doryx(R) is often used by young, active patients with acne, because it can be dosed once daily, and has few side effects.

PRODUCT HISTORY AND DEVELOPMENT

We acquired the rights to distribute Doryx(R) in the United States upon our acquisition of Warner Chilcott in 2000. Doryx(R) is licensed from FH Faulding & Co Limited. Doryx(R) is available in 100 and 75 mg strengths. The 75 mg strength was launched in January 2002, and now represents 20% of Doryx(R) sales. Doryx(R) is the #1 branded oral tetracycline prescribed by dermatologists in the United States for the treatment of acne.

PRODUCT DESCRIPTION

Dovonex(R) contains calcipotriene, a synthetic form of Vitamin D3. Dovonex(R) is the #1 prescribed brand name in psoriasis treatment, and is available in 3 formulations: ointment, cream and scalp solution.

HOW WE ARE HELPING

Dovonex(R) improves psoriasis markedly and maintains that improvement over the long term. Because Dovonex(R) is not a steroid, it can be used both short-term and for long-term maintenance in psoriasis patients.

PRODUCT HISTORY AND DEVELOPMENT
We began co-promoting Dovonex(R) with Bristol-Myers Squibb Company in April 2003. We have signed an agreement with LEO Pharma A/S to develop and market Dovobet(R), a combination of the active agent in

Dovonex(R) (calcipotriene) and the steroid betamethasone dipropionate, in the United States. Dovobet(R) is already approved in 23 countries.

PRODUCT DESCRIPTION

In June 2003 we launched Femring(R) (estradiol acetate vaginal ring), an estrogen therapy that is used for the treatment of the symptoms of menopause. Femring(R) is a soft, flexible vaginal ring with a central core that contains estradiol acetate.

HOW WE ARE HELPING

Femring(R) is the only vaginal estrogen therapy available to treat moderate to severe hot flashes, night sweats and vaginal dryness. One dose of Femring(R) provides 3 months of therapy. Femring(R) is primarily used by hysterectomized women, but may also be used by postmenopausal women with an intact uterus in conjuction with progestin.

PRODUCT HISTORY AND DEVELOPMENT

Femring(R) (Menoring(R) in the UK) is the first product we have brought to market utilizing our vaginal ring (VR) technology. Our current R&D activities include the use of our VR technology in local infection control and for the treatment of female sexual dysfunction.

PRODUCT DESCRIPTION

femhrt(R) (norethindrone acetate/ethinyl estradiol) is a combined formulation of estrogen and progestin indicated for continuous hormone therapy for patients with an intact uterus.

HOW WE ARE HELPING

femhrt(R) is used to treat moderate to severe vasomotor symptoms and for the prevention of osteoporosis in non-hysterectomized menopausal women. femhrt(R) is the only available hormone therapy to utilize ethinyl estradiol as the estrogen therapy. This is the same estrogen that women have used for over 25 years in oral contraceptives.

PRODUCT HISTORY

We acquired femhrt(R)from Pfizer Inc. in April 2003

PRODUCT DESCRIPTION

Ovcon(R) is a monophasic oral contraceptive containing norethindrone and ethinyl estradiol.

HOW WE ARE HELPING

Ovcon(R) is indicated for the prevention of pregnancy in women. Recent research indicates that a woman's weight should be a consideration when prescribing an oral contraceptive. Ovcon(R) contains 35 mcg of ethinyl estradiol, a dose of estrogen that may be well suited for women who weigh more than 155 pounds.

PRODUCT HISTORY AND DEVELOPMENT

We acquired Ovcon(R)upon our acquisition of Warner Chilcott in 2000. In November 2003, we received final FDA approval of our new Ovcon(R) chewable tablet product.

PRODUCT DESCRIPTION

Estrostep(R) is the only oral contraceptive to use a consistent dose of norethindrone and a graduated dose of ethinyl estradiol.

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

HOW WE ARE HELPING

Estrostep(R) is indicated for the prevention of pregnancy. Estrostep(R) is also indicated for the treatment of moderate acne vulgaris in women who elect to use oral contraceptives as a method of contraception. Estrostep(R) provides a low starting dose of estrogen and then gradually increases the dose of estrogen which may minimize inconvenient breakthrough bleeding.

PRODUCT HISTORY

We acquired Estrostep(R) from Pfizer in March 2003.

PRODUCT DESCRIPTION

Sarafem(R) (fluoxetine hydrochloride) is a prescription treatment that relieves both the mood and physical symptoms of Premenstrual Dysphoric Disorder (PMDD), a severe form of premenstrual syndrome.

HOW WE ARE HELPING

PMDD is characterized by symptoms that occur during the last two weeks of a woman's menstrual cycle. Common symptoms include irritability, sadness, sudden mood changes, tension, bloating and breast tenderness. It is believed that an imbalance in serotonin activity leads to these PMDD symptoms. Sarafem(R) blocks the reuptake of serotonin in the central nervous system to contribute to the relief of PMDD.

PRODUCT HISTORY

We acquired the US sales and marketing rights to Sarafem(R) from Eli Lilly and Company in January 2003.

Financial Highlights

Pharmaceutical product sales up 84% to $432 million, compared to $235 million in 2002.

Operating profit (before amortisation of intangibles and goodwill, and exceptional items) up 79% to $187 million, compared to $105 million in 2002. Statutory operating profit up 95% to $125 million, compared to $64 million in 2002.

Adjusted earnings per share (before amortisation of intangibles and goodwill, and exceptional items) increased to $0.85, up 78% over 2002. Statutory earnings per share decreased to $0.51 from $0.73 in 2002.

Proposed final dividend brings total 2003 dividend to 3.6p versus 3.0p in 2002.

                  Operating Profit (millions)            Statutory
                    (before amortisation of              Operating
                        intangibles and                    Profit
                goodwill, and exceptional items)         (millions)
1999                     $    31.6                       $     30.5
2000                     $    37.7                       $     29.3
2001                     $    79.3                       $     43.8
2002                     $   104.6                       $     64.1
2003                     $   187.0                       $    125.0

REVENUE (MILLIONS)
--------------------------------------
1999                             109.2
--------------------------------------
2000                             134.4
--------------------------------------
2001                             263.6
--------------------------------------
2002                             296.5
--------------------------------------
2003                             432.3
--------------------------------------

Photo Omitted

Dr John King
Executive Chairman

"Our relentless focus on implementation of our strategy to continue organic growth of our pharmaceutical business, develop new proprietary products and acquire products that complement and strengthen our existing product range has positioned our business well for the future."

LETTER TO SHAREHOLDERS

The year ended 30 September 2003 has been one of outstanding success at Galen Holdings PLC, with continued excellent financial performance. We have consistently delivered impressive year on year growth since our IPO in 1997. Since the acquisition of Warner Chilcott in September 2000, your directors have successfully transformed the business into a specialty pharmaceutical company principally focused on the women's healthcare and dermatology markets in the United States. Our relentless focus on implementation of our strategy to continue organic growth of our pharmaceutical business, develop new proprietary products and acquire products that complement and strengthen our existing product range has positioned our business well for the future.

FINANCIAL OVERVIEW

Galen achieved record revenues of $ 432.3 million, a 45.8% increase over the $296.5 million recorded for the prior year. The 2002 revenues include $61.3 million from the divested services businesses. Pharmaceutical product revenue growth year on year was an outstanding 83.8%. Of our total revenues, 83% are now generated from activities in the United States. Earnings per share before amortisation of goodwill and intangible assets and exceptional items rose by 78.2% to 85.2 cents. Statutory earnings per share decreased by 30.2% to 51.2 cents reflecting in particular the exceptional gain on disposal of the Pharmaceutical Services business in 2002.

Gross profit increased to $355.1 million from $206.6 million in the prior year, notwithstanding the sale of our pharmaceutical services businesses, and reflects continued strong growth in our US business where margins are greater. Our gross profit margin has now risen to 82.2% for the year.

Operating profit before amortisation of goodwill and intangible assets grew from $104.6 million to $187.0 million, an increase of 78.8% over 2002. On a like for like basis, excluding the divested services businesses, our operating profit before amortisation rose by 97.4%. Our operating margin for the year was 43.3%, an increase from the 35.3% recorded in last year's results. Our statutory operating profit grew from $64.1 million to $124.9 million, an increase of 94.9% over 2002 with an operating margin of 28.9% compared to 21.6% in 2002. Research and development costs increased to $28.7 million as the development of our product pipeline gained momentum and increased 39.5% from the previous year. Distribution costs rose to $100.7 million this year, attributable to launch costs of Femring(R) and additional sales force recruited to support the larger product range we now promote. For the year we generated cash of $207.8 million from our operations, up from $93.4 million last year.

These excellent financial results reflect the strength and continued growth of our underlying business and have encouraged your Board to recommend payment of a final dividend of 2.4p per ordinary share, which represents a total for the year of 3.6p, a 20% increase over the 3.0p declared for the previous year. The final dividend of 2.4p will be paid on 26 February 2004 to shareholders on the register on 23 January 2004.

CORPORATE ACTIVITY

Galen is committed to continued growth in its rapidly expanding US pharmaceutical business, which is built around the sales and marketing capabilities of Warner Chilcott. Last year, we divested our pharmaceutical services businesses to free up resources for our ambitious growth plans in the US pharmaceutical sector. These divestitures raised approximately $235 million in the 2002 financial year.

During the year ended 30 September 2003, the Company completed two major product acquisitions in the women's healthcare category and negotiated a major strategic alliance in dermatology. Your directors believe that the impact of these activities has greatly enhanced the Company's opportunities for growth.

In January 2003, we completed the acquisition of the US sales and marketing rights for Sarafem(R) from Eli Lilly and Company. Sarafem(R) (fluoxetine hydrochloride) is a prescription treatment for premenstrual dysphoric disorder
(PMDD), a severe form of premenstrual syndrome, and was the first FDA-approved product for this condition. Launched by Lilly in 2000, Sarafem(R) had revenues of approximately $80 million in the calendar year 2002. The cash consideration for this transaction was approximately $295 million.

In March 2003, we acquired the oral contraceptives Loestrin(R) and Estrostep(R) and in April an oral continuous estrogen-progestogen therapy, femhrt(R), from Pfizer, Inc. The total consideration for the transaction was approximately $359.0 million, with up to a further $125 million contingent on the maintenance of market exclusivity for Estrostep(R) to 2008 and femhrt(R) to 2010. Loestrin(R) is already subject to generic competition and is not subject to contingent payments to Pfizer. Total revenues for these products in the calendar year 2002 were $228.3 million.

These acquisitions complement our existing women's healthcare franchise. Sarafem(R) represents a new non-hormonal therapy in a developing therapeutic area. Estrostep(R) and femhrt(R) were conceived by our CEO, Roger Boissonneault, whilst at Warner-Lambert Company. These products complement our existing product line and greatly strengthen our position in three important therapeutic areas in women's health.

During the year, the Company has been engaged in legal proceedings against Barr Laboratories for patent infringement in respect of Estrostep(R) and femhrt(R) and Teva Pharmaceuticals USA Inc. for patent infringement in respect of Sarafem(R). In September 2003, Galen entered into letters of intent with Barr for a transaction which would include a settlement of the femhrt(R) and Estrostep(R) cases. The settlement would allow Barr to launch generic versions of those products six months prior to patent expiry. These transactions are subject to negotiation of definitive agreements, completion of due diligence and other conditions. The trial in Galen's case against Teva Pharmaceuticals USA Inc. took place in November 2003 in the United States District Court for Indiana. A decision has not yet been rendered by the Court in that case.

Photo Omitted

Roger Boissonneault
Chief Executive Officer

"During the year we have made outstanding progress in all elements of the business as we continue to build position in our market. We have again achieved record sales and profit growth. We believe our strategy is well set for the future and we approach our 2003/2004 financial year with much confidence."

On 1 April 2003 we entered into a co-promotion agreement with Bristol-Myers Squibb Company for Dovonex(R) and a development agreement with LEO Pharma A/S for Dovobet(R). This alliance represents a key milestone in the expansion of our US dermatology franchise. Dovonex(R) is a leading non-steroidal product in the treatment of psoriasis and Dovobet(R), which is a combination of the active agent in Dovonex(R) (calcipotriene) and the steroid betamethasone dipropionate, gives us access to new treatment technology through a formal relationship with one of the world's leading dermatology R&D companies. Under the terms of the Master Agreement for Dovonex(R) and Dovobet(R), Galen will pay LEO Pharma $40 million at the time Dovobet(R) receives final FDA approval. The term of the co-promotion agreement for Dovonex(R) ends 31 December 2007. Galen has an option to purchase Bristol-Myers Squibb's US rights to the product under pre-negotiated terms in January 2005 or January 2006 for a purchase price of 250 million or 200 million, respectively, plus a royalty on net sales of Dovonex(R) until the end of 2007 if 10% or 5%, respectively, however BMS can refuse to consummate the sale of its rights to Dovonex(R) prior to 1 January 2006. If Galen exercises its option after 1 August 2004 on or prior to 1 August

2005 Bristol-Myers Squibb is obliged to conclude the purchase transaction in January 2006. This is an exciting development in the evolution of our US dermatology franchise and pipeline.

During this intensive period of corporate activity our balance sheet has remained robust. At 30th September 2003, net borrowings, including $47 million of high yield (12.625%) bonds inherited at the time of the Warner Chilcott acquisition, were $253.3 million. We have in place a senior debt facility of $450 million. Of this, $200 million was drawn down at 31 March 2003 to finance the acquisition of Estrostep(R) and Loestrin(R). During April 2003, an additional $150 million was utilised to complete the acquisition of femhrt(R). Cash generated during the year was $207.8 million and cash at hand on 30th September 2003 was $89.1 million. The Company continues to generate strong cashflow, complemented by the addition of the products acquired during the year.

SALES AND MARKETING

Our sales and marketing capabilities are key contributor to our success. We have a proven track record of revitalising acquired products and successfully launching new products in the United States, utilising precision marketing techniques. These techniques are used to target marketing of our key branded products to high volume prescribing physicians and to employ our resources effectively with a view to maximising growth in market share for our key products.

During the past two years we have operated in the US with a sales force of 226 persons. This has given us the reach and frequency to achieve growth for our major promoted products. Your Board took the view that our continued strong organic growth, combined with the expected impact of recent acquisitions of products and product rights (Estrostep(R), femhrt(R) and Sarafem(R)), the launch of a new product (Femring(R)) and our co-promotion agreement for Dovonex(R), necessitated a re-organisation and expansion of our sales force. In January 2003, we commenced a programme to expand our sales force to approximately 400 representatives organised into two teams: Warner Chilcott Women's Healthcare and Warner Chilcott Specialty. We believe that this sales organisation reflects our present promotional needs with an expanded product portfolio in both women's healthcare and dermatology.

During the year, we continued to make sales gains in our core therapeutic areas. Total pharmaceutical product revenues for the period were $432.3 million representing an 83.8% increase on the previous year. Excluding the revenues for products acquired during the year, the increase in promoted US product revenues over the previous period was a healthy 27%. Revenues from the United States now represent 83% of total revenues.

In women's healthcare, Galen now has products in three categories important to our target clinician, the obstetrician and gynaecologist (OBGYN): contraception, hormone therapy and premenstrual dysphoric disorder (PMDD). Our oral contraceptive Ovcon(R) continues to grow strongly, with revenues in the period of $58.6 million, up 29% over the previous year. This is an excellent platform for the launch of our Ovcon(R) 35 chewable tablet product, for which we received final approval from the FDA in November 2003. Estrostep(R) is a graduated estrogen oral contraceptive which is promoted by our Warner Chilcott Specialty sales force. From its acquisition in March 2003 through the end of the 2003 financial year, Estrostep(R) has achieved revenues of $26.5 million.

In estrogen therapy, we launched Femring(R) in 2003. To capitalise on additional promotional platforms available we commenced a direct to consumer (DTC) promotional campaign in September 2003 involving the use of both television and print media. This is the first time we have supported our sales organisation in this manner and reflects the growing substance of the Company.

Although subject to generic substitution since 1996 and not actively promoted by the Company, Estrace(R) tablets accounts for approximately 13.5% of oral estrogen therapy products prescribed in the United States. Revenues for Estrace(R) tablets in 2003 were $22.5 million, an increase of 10% on the previous year. Our strategic objective is to maintain market position until the launch of our proprietary second generation tablet (Femtrace(TM)) which will be promoted as an alternative to Estrace(R) tablets. The NDA for Femtrace(TM) was accepted for filing by the FDA on 19 December 2003. Estrace(R) cream, which is indicated for local treatment of the local symptoms of menopause, such as vaginal dryness, continues to make good progress and recorded revenues of $44.8 million, an increase of 23% on the previous year.

Side Bar

IMPLEMENTING OUR STRATEGY

         -        27% organic growth in US pharmaceutical product revenues
         -        Acquisition of US sales and marketing rights for Sarafem(R)

         -        Acquisition of Estrostep(R) and femhrt(R)
         - Co-promotion of and option to purchase Dovonex(R) in the United States
         - Development and license arrangement for Dovobet(R) in the United States
         -        FDA approval of Femring(R)

femhrt(R), acquired from Pfizer, Inc. in April 2003, is a combined estrogen-progestogen therapy indicated for patients with an intact uterus. This completes our portfolio of hormone therapy products and complements Femring(R) and will eventually compliment Femtrace(TM) tablets. Revenues for femhrt(R) from the acquisition in April 2003 through the end of the 2003 financial year were $22.6 million.

In dermatology, our pelletised formulation of doxycycline, Doryx(R), is the #1 branded oral tetracycline prescribed by US dermatologists for the treatment of acne. Revenues for this product, which is promoted by our Warner Chilcott Specialty sales force, increased to $54.1 million in the year ended 30 September 2003 representing a 28% increase over the previous year. The introduction of a new 75 mg dose in January 2002 has improved the flexibility in the prescribing of this product.

Dovonex(R) was added to our dermatology franchise in April 2003. In the early years of the co-promotion programme, we do not anticipate significant revenues from this product. However the opportunity for eventual acquisition and access to Dovobet(R) provides an exciting opportunity to extend our dermatology franchise.

RESEARCH AND DEVELOPMENT

New products from internal development are a key element of our growth strategy and the continued strong performance of the business has enabled us to make significant increases in our investment in research and development. This year we invested $28.7 million in R&D, a 39.5% increase on the previous year.

Our R&D efforts are firmly focused on the development of proprietary products in women's healthcare and dermatology. During the year, we received final approval for Femring(R), our vaginal estrogen therapy, and in November, we received final FDA approval for our Ovcon(R) 35 chewable oral contraceptive product.

In women's healthcare, we have ongoing projects in contraception, estrogen therapy, hormone therapy, infection control and female sexual dysfunction. Our estradiol acetate tablet (Femtrace(TM)) has completed phase III studies and an NDA for the product was accepted for filing by the FDA on 19 December 2003. Our metronidazole vaginal ring for the treatment of bacterial vaginosis is an early example of the use of vaginal ring technology in local infection control and is well into Phase III development with a target NDA submission date in the second half of calendar year 2004. Our testosterone vaginal ring remains in Phase II as we evaluate the developing regulatory position for the registration of products for the treatment of female sexual dysfunction.

In dermatology, our alliance with LEO Pharma A/S for the development and commercialisation of Dovobet(R) in the US adds a significant product to our pipeline. We are also progressing well with the development of a line extension to further broaden our Doryx(R) franchise in acne with an NDA submission to the FDA expected in early 2004.

GALEN PEOPLE

At the conclusion of our 2003 financial year Galen had 1,136 employees, including 444 based in the US. This represented an increase of 176 people over the previous year-end and particularly reflects the expansion of the Warner Chilcott sales forces during the year. Galen Holdings has consistently delivered financial performance in line with or in excess of expectation. This outstanding record would be impossible without the skills and dedication of all colleagues within the Galen organisation. We also recognise, with gratitude, our non-executive directors and their unstinting commitment to our shareholders, as evidenced by the able discharge of their board duties, which have expanded considerably during the past two years.

OUTLOOK

The Galen Holdings business model is now firmly transformed to that of a specialty pharmaceutical company with a clear geographic and therapeutic focus. This transformation has been effected without any disruption in the expected performance of the business, which is a great tribute to the strength and commitment of our management team. Our strategy for growth remains constant and comprises three elements:

         -        the continued growth of our pharmaceutical business;
         -        the internal development of new proprietary products;

        - the acquisition and licensing of products that complement and strengthen our existing product range.

During the year we have made outstanding progress in all elements of the business as we continue to build position in our market. We have again achieved record sales and profit growth. This year's corporate activity has expanded our product portfolio with products complementary to our existing therapies and our investment in R&D was rewarded by our first major NDA approval in the United States. We believe our strategy is well set for the future and we approach our 2003/2004 financial year with much confidence.

Signature Omitted
Dr. John King
Executive Chairman

Roger Boissonneault
Chief Executive Officer


COMPANY TRANSFORMED

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Call out

"GALEN'S US SALES FORCE DROVE SALES GAINS IN OUR CORE THERAPEUTIC AREAS, CONTRIBUTING TO A 45.8% INCREASE IN TOTAL REVENUES, 84% GROWTH IN TOTAL PHARMACEUTICAL PRODUCT REVENUE IN 2003, AND 27% GROWTH IN REVENUE FOR PROMOTED US PRODUCTS (EXCLUDING THOSE ACQUIRED IN 2003)."

Side Call Out

Femring(R)print ad photo -

CHANGE YOUR MENOPAUSE. NOT YOUR LIFE.

Our sales force calls on obstetrician/gynecologists, to discuss improving quality of life through hormone therapy for patients who experience moderate to severe symptoms of menopause.

         During the past three years, Galen has experienced a number of significant corporate events, beginning with the acquisition of Warner Chilcott in September 2000, followed by seven product acquisitions, the sale of our pharmaceutical services businesses and the formation of alliances with Bristol-Myers Squibb Company and LEO Pharma A/S for two dermatology products, Dovonex(R) and Dovobet(R). These transactions, taken together, have significantly accelerated growth and strengthened our presence in both dermatology and women's healthcare. The Company intends to maintain our focus on growth through accelerating sales and market share gains of our key products, commercialising our development pipeline and selectively acquiring products that complement our product range.

STRENGTH OF SALES FORCE

         While Galen's success in 2003 stemmed from contributions throughout the organisation, Warner Chilcott's capable sales force remains a key contributor to our success. Throughout the year, Galen's US sales force drove sales gains in our core therapeutic areas, contributing to Galen's record 2003 revenues of $432.3 million, a 45.8% increase over the prior year. Total pharmaceutical product revenue growth in 2003 was an outstanding 84%, and revenue growth for promoted U.S. products (excluding those acquired in 2003) was a healthy 27%.

         In January 2003, the Company acquired the US sales and marketing rights for Sarafem(R) from Eli Lilly and Company. Sarafem(R) was the first product approved by the FDA for the treatment of premenstrual dysphoric disorder, a severe form of premenstrual syndrome. In March 2003, the Company acquired the oral contraceptives Loestrin(R) and Estrostep(R) and in April acquired the continuous combined estrogen-progestogen therapy femhrt(R) from Pfizer Inc. In April, we forged major strategic alliances in dermatology with Bristol-Myers Squibb Company for the co-promotion of Dovonex(R), a non-steroidal therapy for psoriasis and with LEO Pharma A/S for the development and commercialization of Dovobet(R), which is a combination of the active ingredient found in Dovonex(R) and the steroid betamethasone dipoprionate. Finally, in June, our US sales force launched Femring(R), an estrogen therapy.

Bottom of page - call out

To support its expanded portfolio of promoted products, Galen has commenced a programme to substantially expand the Warner Chilcott sales force from 226 representatives to approximately 400 and reorganised the expanded sales force into two teams, Warner Chilcott Women's Healthcare and Warner Chilcott Specialty.

         With the addition of five products requiring promotion to the Galen portfolio in 2003 (Sarafem(R), Estrostep(R), femhrt(R), Femring(R) and Dovonex(R)), the Company's ability to achieve revenue and market share growth in 2004 and beyond will depend upon the strength and effectiveness of our US sales force. The Warner Chilcott sales force has a proven track record of sustaining product growth, revitalising acquired products and launching new products in the United States.

         In recognition of its importance and promise to the Company's future, Galen commenced a programme to substantially expand the Warner Chilcott sales force from 226 representatives to approximately 400 and reorganised the expanded sales force into two teams, Warner Chilcott Women's Healthcare and Warner Chilcott Specialty. This expansion and reorganisation will enable the Company to enter the 2004 financial year with an expanded platform for continued revenue growth.

Side Bar
Photo Omitted

GROWTH THROUGH PRECISION MARKETING

Precision marketing allows our sales representatives to effectively promote our products to high volume prescribing physicians and specialists.

Bottom Photo Omitted
Sales Rep and Doc

PRACTICING PRECISION MARKETING

Sales representatives like Valerie Herman, one of our top Warner Chilcott Women's Healthcare sales representatives, are a key to our success. Calling on target physicians, most often one at a time, our sales representatives work hard to achieve revenue and market share gains for our products.

 PRECISION MARKETING

Call Out
"Our marketing strategy is to leverage our expanded sales force through the use of precision marketing techniques. These techniques require comprehensive internal analysis of market research data by our precision marketing team."

         Our marketing strategy is to leverage our expanded sales force through the use of precision marketing techniques. These techniques require comprehensive internal analysis of market research data by our precision marketing team who, together with their sales and marketing colleagues, develop strategies to maximise market share growth and determine the most effective allocation of the Company's sales and marketing resources. The successful execution of our precision marketing techniques by the Warner Chilcott sales forces will enable us to achieve expanded market share and revenue growth in our core therapeutic areas.

         Prior to joining Galen, both our CEO, Roger Boissonneault, and President, Pharmaceuticals, Carl Reichel, were executives with Parke-Davis, a division of Warner-Lambert Company (now part of Pfizer Inc.), where they pioneered precision pharmaceutical marketing techniques. These precision marketing techniques have become a foundation for the promotion of Warner Chilcott products and the key to the success of our sales forces.

Photo Omitted

Developing Our Message
District Manager Scott Dunlap, Warner Chilcott Specialty sales representative Bryan Bannon, Product Manager April Mitchell and Marketing Director Jim Chirip collaborate on optimizing the execution of our precision marketing techniques.

         Our sales representatives are provided with extensive training regarding our products, the related therapeutic areas and precision marketing techniques. In addition, advanced training opportunities are provided to our top sales representatives several times each year, so that our sales representatives have an opportunity to continue to build their knowledge and improve their skills.

         The impact of this approach again proved very positive in 2003, as Warner Chilcott's outstanding sales and marketing organisations identified and reached out to obstetrician/gynaecologists and dermatologists, our target clinicians, and drove our US pharmaceutical product revenues to all time highs. Our oral contraceptive Ovcon(R) continues to grow strongly, with revenues of $58.6 million, an increase of 29% over the prior year. This growth will now be extended in 2004 with the launch of the Ovcon(R) 35 chewable oral contraceptive, which received final approval from the FDA in November 2003. Doryx(R), our proprietary pelletised formulation of doxycycline, continues to be the #1 branded oral tetracycline prescribed by US dermatologists for the treatment of acne, achieving revenues of $54.1 million, an increase of 28% over the prior year.

         Our key promoted products now include:

         - Sarafem(R), a prescription treatment for premenstrual dysphoric disorder, a severe form of premenstrual syndrome;
         -        Ovcon(R) 35 and Ovcon(R) 50, both oral contraceptives;
         - Estrostep(R), an oral contraceptive which is also indicated for the treatment of moderate acne in women who desire oral contraception;
         - femhrt(R), a continuous combined estrogen-progestogen therapy used to treat moderate to severe symptoms of menopause in patients with an intact uterus;
         - Femring(R), a vaginal ring for estrogen therapy used to treat the symptoms of menopause;
         - Doryx(R), an oral antibiotic for the treatment of acne and for adjunctive therapy in the treatment of severe acne, licensed from FH Faulding & Co Limited; and
         - Dovonex(R), a non-steroidal ointment/cream for the treatment of psoriasis, co-promoted with Bristol-Myers Squibb.

Side Bar

Product Shot Photo Omitted

EXPANDING OUR PRODUCT PORTFOLIO

With the addition of five new promoted products in the 2003 financial year, and our past success with acquired products through the skill of our sales force, we are confident that we will continue to make solid gains in revenue and market share.

Call Out

"The application of precision marketing techniques to our key promoted products is expected to increase revenues and market share of these products and we begin the 2004 financial year with great anticipation and confidence."

RESEARCH AND DEVELOPMENT

Call Out

         "While Galen's growth in 2003 was fueled by the acquisition of promising products and product rights, new products from internal development are a key element of our growth strategy. "

         While Galen's growth in 2003 was fueled by the acquisition of promising products and product rights, new products from internal development are a key element of our growth strategy. Building on the strength of our marketed product portfolio, we will continue to direct our research and development efforts in ways that represent the best opportunities for growth. Our efforts will focus extensively on the development of new products (including line extensions) in our core therapeutic areas that complement our existing product portfolio. We increased our commitment to research and development from $21 million in 2002 to $29 million in 2003, a 40% increase.

         We achieved significant progress moving our product pipeline closer to potential commercialisation in the United States during the most recently concluded financial year:

         - Most notable among Galen's research and development accomplishments this past year, the United States Food and Drug Administration (FDA) issued final approval to Femring(R), Galen's vaginal ring estrogen therapy.
         - In November 2003, we received final FDA approval of Ovcon(R) 35 chewable tablets, a spearmint-flavoured contraceptive tablet that can be swallowed whole or chewed and swallowed. It is the first chewable oral contraceptive to receive FDA approval.
         - During 2003, Galen's estradiol acetate tablet (Femtrace(TM)) completed Phase III trials, and a New Drug Application (NDA) was accepted for filing by the FDA on 19 December 2003.

Photo Omitted

ADVANCING OUR  PRODUCT PIPELINE

Alvin Howard, Vice President, Regulatory Affairs, Dr. Tina deVries, Vice President, Pharmaceutics, Dr. Herman Ellman, Senior Vice President, Clinical Development, Cathleen Platt, Manager, Clinical Operations, and Deepa Desai, Manager, Regulatory Affairs, represent the dedicated colleagues who work tirelessly to bring our pipeline products to market.


CALL OUT
BOTTOM
IN THE 2003 FINANCIAL YEAR, OUR RESEARCH AND DEVELOPMENT COMMITMENT GREW 40% TO $29 MILLION.

         - Our metronidazole vaginal ring for the treatment of bacterial vaginosis (Metroring(TM)) is well into Phase III development with a target NDA submission date in the second half of calendar year 2004.

         - Additional women's healthcare products for contraception, hormone therapy, infection control and female sexual dysfunction are in various stages of development.

         - The Company expects to submit an NDA in early 2004 for our line extension of Doryx(R), the acne therapy.

         - Galen has forged an alliance with LEO Pharma A/S for the US development and commercialisation of Dovobet(R), a new psoriasis therapy, already approved and in 23 countries.

         - Galen enters 2004 with confidence that our product pipeline in women's healthcare and dermatology will likely continue to deliver promising products for use in our core therapeutic areas.

Side Bar
Microscope

OPTIMISING OUR PIPELINE PRODUCTS

         Dr. Oluwole Aloba, Director, Pharmaceutics and Dr. Lynn Gold, Senior Manager, Pharmaceutics are engaged in the development of new products that complement our existing product portfolio, including line extensions such as new dosages and dosage

DEVELOPMENT HIGHLIGHTS

         - Femtrace(TM) estradiol acetate tablets, NDA accepted for filing by the FDA on December 19, 2003.

         - Doryx(R) line extension with a target NDA submission date in early 2004.

         - Metroring(TM) metronidazole VR, in phase III development with a target NDA submission date in the second half of 2004.

SHAREHOLDER VALUE

         Throughout the recently concluded 2003 financial year, Galen's management and directors continued their focus on building long-term value for Galen shareholders. The Company did this by continuing to execute our strategy of building greater revenue and market share for our products, while expanding the range of products we offer in the areas of women's healthcare and dermatology. The Company continues to focus intensely on building our market presence in the U.S., the world's largest pharmaceutical market.

         We have financed the growth of our business through proceeds from our Open Offer and International Offer in 2001, internal cash generation, the sale of non-core businesses and senior debt. We are comfortable with the level of gearing on our balance sheet and are confident that continued strong cash flow will allow us to continue to invest in the business and enhance returns to our shareholders.

         As Galen grows, we continue to draw greater recognition from both U.S. and European financial institutions. At the end of the 2003 financial year, 14 analysts maintained coverage on Galen.

Side Bar

Photo Omitted

Shareholder Value - top picture (Man with dark hair)

W. Carlton Reichel, President, Pharmaceuticals

Under Mr. Reichel's leadership in the 2003 financial year, pharmaceutical revenue grew by 83.8% year on year.

Shareholder Value - bottom picture (Man with light hair)

Anthony D. Bruno, Executive Vice President, Corporate Development, General Counsel and Company Secretary

Mr. Bruno led the Company through transactions that have yielded four additional promoted products to the Company's US. product portfolio this year.

BOARD OF DIRECTORS

Photo Omitted

DR. JOHN KING (54) - Executive Chairman

Dr. King joined Galen in 1979 as Technical Manager responsible for the development and registration of new products. Dr. King was appointed Technical Director in 1981, Managing Director in 1984, Chief Executive in 1991 and Executive Chairman in 2000. Prior to joining the Group he was a lecturer in the Pharmacy Department of The Queen's University, Belfast. He obtained a PhD in 1974 and registered with the Pharmaceutical Society of Northern Ireland in 1976.

Photo Omitted

Roger Boissonneault (55) - CHIEF EXECUTIVE OFFICER

Roger Boissonneault was appointed as Chief Executive Officer for Galen in September 2000. He previously served as President and Chief Operating Officer of Warner Chilcott plc since 1996, serving as a director since 1998. From 1976 to 1996 Mr. Boissonneault served in various capacities with Warner-Lambert Company, including Vice President, Female Healthcare, Director of Corporate Strategic Planning, and Director of Obstetrician/Gynaecologist Marketing. Mr. Boissonneault has a B.A. in Biology from the University of Connecticut and an MBA from Rutgers University.

Photo Omitted

MR. GEOFFREY ELLIOTT (51) - CHIEF FINANCIAL OFFICER

Mr. Elliott qualified as a Chartered Accountant in 1984. After a period in Industry and management consultancy, he joined the accountancy practice of Magee Todd & Vaughan, becoming a partner in 1988. He was appointed Chief Financial Officer of Galen in 1993.

DR HAROLD ENNIS OBE (73) - NON-EXECUTIVE DIRECTOR

Dr Ennis was appointed to the Board in May 1996. He is the Chairman of Creative Composites Limited, Vice Chairman of Trade and Business Development Body and a non-executive chairman and director of a number of private companies. Previously he was a member of the Northern Ireland Economic Council, the Industrial Development Board for Northern Ireland, the Council of the Institute of Chartered Accountants and Chairman of C.B.I. (N.I.).

Photo Omitted

DR MICHAEL CARTER (65) - NON-EXECUTIVE DIRECTOR
Dr Carter was appointed to the Board in May 1998. He has 28 years pharmaceutical experience with both Roche and Zeneca, acting as a board member of Salick Health Care in the United States. He holds a triple fellowship of the Royal Pharmaceutical Society, the Royal College of Physicians of Edinburgh and the Faculty of Pharmaceutical Physicians of the Royal Colleges. He is non-executive director of Provensis Limited, Micromet AG, Kudos Pharmaceuticals Limited, Cancervax Inc and Genosis Inc and non-executive Chairman of Metris Therapeutics Limited.

Photo Omitted

MR DAVID GIBBONS MBE (65) - NON-EXECUTIVE DIRECTOR

Mr Gibbons was appointed to the Board in March 1997. He was previously Chairman and Managing Director of Abbott Laboratories UK and was a board member of The Association of the British Pharmaceutical Industry and Chairman of the Pharmaceutical Price Regulation Scheme Committee. He is non-executive Chairman of MedNova Limited and Genosis Inc.

DIRECTORS' REPORT
FOR THE YEAR ENDED 30 SEPTEMBER 2003

The directors present their report and the audited financial statements for the year ended 30 September 2003.

PRINCIPAL ACTIVITIES

The activities of the Group consist of the development, manufacture and supply of branded prescription pharmaceutical products. The Group's principal markets are in the United States, the United Kingdom and the Republic of Ireland. The activities of the Company consist of the management of its investments in its subsidiaries.

REVIEW OF BUSINESS

The consolidated profit and loss account for the year is set out on page 34. A review of business during the year and of the future development of the Group is contained in the Letter to Shareholders and the Operational Review accompanying this report.

CORPORATE GOVERNANCE

The directors are committed to high standards of corporate governance. Details of the Company's corporate governance processes and its compliance with the Combined Code are set out on pages 28 to 30 of the annual report.

DIVIDENDS

An interim dividend of 1.20p per share amounting to $3,562,000 was paid during the year (2002: 1p per share - $2,879,000). The directors recommend payment of a final dividend for the year of 2.40p per share amounting to $7,330,000 (2002: 2p per share - $5,544,000).

GROUP RESEARCH AND DEVELOPMENT ACTIVITIES

Research and development activities are a key element of the Group's growth strategy. Expenditure in the year totalled $28.7 million (2002: $20.6 million).

DIRECTORS

The directors of the Company during the year were:

Dr J A King             R G Elliott                      Dr H A Ennis

R M Boissonneault       Dr M G Carter                    D Gibbons

Biographical details of the members of the board are set out on page 14.

In accordance with the Company's articles of association, Mr. Boissonneault will be retiring by rotation at this year's Annual General Meeting and, being eligible, will be proposed for re-election. Mr. Boissonneault has a service agreement with Warner Chilcott, Inc. terminable, save in the event of a change of control, on twelve months' notice given by either party to the other. A summary of Mr. Boissonneault's service contract is contained in the remuneration report on pages 21 to 27 of this report.

DIRECTORS' INTERESTS IN SHARES OF THE COMPANY

The interests of the members of the board of directors at 30 September 2003 in the shares of the Company are set out below. All such interests are beneficially owned.

                            ORDINARY         % of Ordinary         Ordinary
                            SHARES OF           shares            shares of
                            10P EACH          outstanding         10p each
                            30.9.03             30.9.03            30.9.02
----------------------------------------------------------------------------
J A King                  14,475,306               7.7           14,475,306
R M Boissonneault             20,792               *                 20,792
R G Elliott                5,372,271               2.9            5,372,271
H A Ennis                    115,879               *                118,879
M G Carter                         -               -                      -
D Gibbons                      2,620               *                      -
----------------------------------------------------------------------------

* Less than 1%

CHANGES IN DIRECTORS' INTERESTS SINCE THE YEAR END

Dr H A Ennis purchased 2,000 shares on 9 October 2003 and 900 shares on 4 December 2003. After these transactions his holding was 118,779 shares, being less than 1% of the Company's share capital.

INTERESTS IN SHARE OPTIONS

Details of options held by members of the board of directors at 30 September 2003 are disclosed in the remuneration report on pages 21 to 27.

CONTRACTS OF SIGNIFICANCE

There were no contracts of significance with the Company or any of its subsidiaries subsisting during, or at the end of the financial year, in which a director of the Company was materially interested.

SUBSTANTIAL SHAREHOLDINGS

As at 22 December 2003, the Company had received notification of the following interests that are beneficially owned of 3% or more in its ordinary shares:

                                              NUMBER OF
                                               SHARES             %
---------------------------------------------------------------------
J A King                                     14,475,306           7.7
A J McClay                                   12,006,469           6.3
Standard Life Investments                     8,376,591           4.5
Elan International Services Limited           7,119,200           3.8
---------------------------------------------------------------------

The Company is not directly or indirectly owned or controlled by another corporation or by a government or person. All shareholders have the same voting rights.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

In the year under review, the Company and the Group maintained an insurance policy for its directors and officers in respect of liabilities arising out of any act, error or omission whilst acting in their capacity as directors or officers.

SHARE CAPITAL

Details of the movements in the Company's share capital during the year are given in note 21 to the financial statements.

On 29 September 2000, the Company's American Depositary Shares ("ADS") were listed on Nasdaq(R) and were available in the United States through an American Depositary Receipt program established pursuant to separate Depositary Agreements entered into by the Company and The Bank of New York, as depositary. One ADS represents four ordinary shares. The total number of ADSs outstanding on 30 September 2003 was 3,464,633.

CORPORATE SOCIAL RESPONSIBILITY POLICY

Galen is committed to the development, marketing and manufacturing of pharmaceutical products. We recognise that our business activities have an influence on the environmental and social spheres as well as the economic, and we accept that we have a duty to carry out these business activities in a socially responsible manner.

Our current initiatives seek to promote an effective socially responsible approach. The practices, set out below, establish how we will continue achieving our goals in the future. We will endeavour to:

- meet or exceed legal requirements or regulations and we will aim to satisfy international agreements, where these are relevant to our business;

- create a culture where all our staff will be informed of their individual responsibility, and will be encouraged to consider social, environmental and ethical issues as an everyday part of their role;

- create a culture where social considerations are integrated into all activities across the business;

- conduct business as a responsible corporate member of society committed to the continual improvement of all aspects of our performance;

- provide a safe and healthy work environment for all our employees, where we can work to eliminate all injuries and incidents;

- economise on the use of natural resources and work to minimise the impact on the environment;

- provide information on our policies and communicate openly with all interested parties;

- ensure managers shall have processes for consulting with employees on social responsibility matters in order to encourage their involvement and commitment and to provide them with information;

- select key suppliers after considering their approach to their social responsibilities, to ensure that competent partners are selected who comply with all appropriate legislation or regulations;

- ensure that no applicant or employee either directly or indirectly is subjected to unlawful discrimination or harassment on account of, or based on their race, colour, religious creed, sex, affectional or sexual orientation, disability, marital status, age, national origin, ancestry, atypical hereditary cellular or blood trait, liability for service in the Armed Forces of the United States or veteran status or any other characteristic protected by applicable law; and that no applicant or employee is placed at a disadvantage by requirements or conditions which cannot be shown to be relevant to performance; and

- ensure equal employment opportunity without regard to race, colour, religious creed, sex, affectional or sexual orientation, disability, marital status, age, national origin, ancestry, atypical hereditary cellular or blood trait, liability for service in the Armed Forces of the United States or veteran status or any other characteristic protected by applicable law. We view the principle of equal opportunity as a vital element in the employment process and as a hallmark of good management.

EMPLOYEE INVOLVEMENT

Group policy is to consult and discuss with employees those matters likely to affect employees' interests. Employee share schemes have been introduced as a means of further encouraging the involvement of employees in the Group's performance.

POLITICAL AND CHARITABLE CONTRIBUTIONS

The Group made charitable donations amounting to $137,372 (2002: $102,591) during the year. Of this total, $60,501 (2002: $57,388) comprised product donations for humanitarian relief and the balance related to healthcare and community charities. No donations for political purposes were made during the year.

CREDITOR PAYMENT POLICY

In general, the Group agrees payment terms with each supplier at the start of business with that supplier and seeks to abide by those terms whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. It does not have a standard or code, which deals specifically with the payment of suppliers. The Group's average creditor payment period at 30 September 2003 was 35 days (2002: 35 days).

POST BALANCE SHEET EVENT

Details of post balance sheet events are given in note 29 to the financial statements.

AUDITORS

Following the transfer of PricewaterhouseCoopers' business into a limited liability partnership, PricewaterhouseCoopers LLP, on 1 January 2003, PricewaterhouseCoopers resigned as auditors of the Company. The audit committee proposed, and the board subsequently appointed, PricewaterhouseCoopers LLP as auditors of the Company to fill the casual vacancy created by the resignation. A resolution will be proposed at the Annual General Meeting to re-appoint PricewaterhouseCoopers LLP as auditors and to authorise the audit committee to determine their remuneration.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 17 February 2004 at
10.00 a.m. at Malone House, Barnett Demesne, Belfast. The notice convening the Annual General Meeting can be found in a separate notice accompanying the annual report. A summary of the principal resolutions which are being proposed at the Annual General Meeting are set out below.

REMUNERATION COMMITTEE REPORT (RESOLUTION 2)

The remuneration committee report, which sets out the Company's policy on the remuneration of executive and non-executive directors, will be put to an advisory shareholder vote. The remuneration report can be found on page 21 to 24 of the annual report.

RE-ELECTION OF DIRECTORS (RESOLUTION 4)

In accordance with the Company's articles of association, Mr. Boissonneault will be retiring by rotation at this year's Annual General Meeting and, being eligible, will be proposed for re-election. Biographical details of Mr Boissonneault are set out on page 14.

2004 LONG TERM INCENTIVE PLAN (RESOLUTION 6)

A resolution is proposed to seek shareholder approval for the replacement of the Company's existing Executive Share Option Schemes, comprising the Galen Approved Executive Share Option Scheme, the Galen Unapproved Executive Share Option Scheme and the Galen 2000 US Option Scheme, with a new Long Term Incentive Plan, namely the Galen Holdings PLC 2004 Long Term Incentive Plan (the "Plan").

The remuneration committee has reviewed the Company's current incentive arrangements, taking into account the latest guidelines of institutional shareholders and recent developments in market practice. As a result of this review, it has concluded that the proposed Plan is the most appropriate way to ensure that eligible employees are fairly rewarded if the Company performs well and that there is a clear alignment of their interests with those of the shareholders.

The key terms of the Plan, together with the initial performance conditions, are summarised in Appendix I of the notice convening the Annual General Meeting.

DIRECTORS' AUTHORITY TO ALLOT SECURITIES (RESOLUTION 7)

Your directors may only allot shares or grant rights over shares if authorised to do so by the shareholders. Your directors are proposing a resolution to authorise them to allot shares and grant rights over shares for a period expiring at the conclusion of the next Annual General Meeting of the Company or, if earlier, 31 August 2005. There is no present intention of exercising this authority, which would give directors authority to allot equity securities up to an aggregate nominal value of (pound)6,297,981, approximately one third of the Company's issued share capital.

DISAPPLICATION OF PRE-EMPTION RIGHTS (RESOLUTION 8)

Under Article 99 of the Companies (Northern Ireland) Order 1986, if the directors wish to allot any of the unissued shares for cash (other than pursuant to an employee share scheme) they must in the first instance offer them to existing shareholders in proportion to their holdings. There may be occasions, however, when the directors will need the flexibility to finance business opportunities by the issue of ordinary shares without a pre-emptive offer to existing shareholders. This cannot be done under the Companies (Northern Ireland) Order 1986 unless the shareholders have first waived their pre-emption rights. Your directors are seeking a resolution to do this and, apart from rights issues, the authority will be limited to a maximum aggregate nominal value of (pound)941,049, when taken together with any treasury shares sold on a non pre-emptive basis, which is equivalent to no more than 5% of the Company's issued ordinary share capital.

The resolution proposed seeks a disapplication of the pre-emption rights on a rights issue so as to allow the directors to make exclusions or such other arrangements as may be appropriate to resolve legal or practical problems which, for example, might arise as a consequence of having overseas shareholders. If given, this authority will terminate at the conclusion of the next Annual General Meeting of the Company in 2005 or, if earlier, 31 August 2005.

AUTHORITY TO PURCHASE OWN SHARES (RESOLUTION 9)

Your directors consider that there may be occasions when it might be desirable to reduce the issued ordinary share capital of the Company by purchases in the market and accordingly, a special resolution will be proposed at the Annual General Meeting as special business to authorise the Company to make purchases of up to a maximum in aggregate of 28,151,979 ordinary shares of 10p each in the capital of the Company or, if less, 14.9% of its issued ordinary share capital at the date of the Annual General Meeting. The directors would only exercise the power to effect the purchase by the Company of its own shares at price levels and circumstances which they consider to be in the interests of the shareholders, after taking into account the Group's overall financial position, and which, in particular would lead to a beneficial impact on the earnings per share of the Company. In any event, no purchase will be made which would effectively alter the control of the Company without the prior approval of the shareholders in general meeting.

TREASURY SHARES

Shareholders will note that Resolution 8 refers to "treasury shares". In December 1999, the Department of Trade and Industry announced proposals to amend company law to allow companies to purchase their own shares and hold them "in treasury" for resale at a later date. Previously, a company purchasing its own shares would have been required to cancel such shares. These proposals were intended to give companies greater flexibility to manage their share capital. Following a period of consultation, the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 were introduced, with effect from 1 December 2003, for companies incorporated in England and Wales. The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations (Northern Ireland), which will apply to the Company when introduced, are expected to be in force by the date of the Annual General Meeting. Accordingly, appropriate wording has been included in Resolution 8 to enable the Company to benefit from these provisions once they are effective. An explanation of treasury shares and a brief overview of the relevant legislation is set out at Appendix II of the notice convening the Annual General Meeting.

By order of the board

ANTHONY D BRUNO
Company Secretary
Craigavon

22 December 2003

REPORT OF THE REMUNERATION COMMITTEE

INTRODUCTION

The remuneration report sets out the Company's policy on the remuneration of executive and non-executive directors together with details of directors' remuneration packages and service contracts. This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 (the "Regulations") which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31 December 2002. Since the Regulations only apply to companies incorporated in Great Britain, Galen, by virtue of being a public limited company incorporated in Northern Ireland, is not, at present, required to adhere to the Regulations. Nevertheless and consistent with the Company's commitment to high standards of corporate governance, Galen has elected to comply with the requirements of the Regulations for the financial year ended 30 September 2003. This report will be put to an advisory vote of the Company's shareholders at the Annual General Meeting on 17 February 2004.

UNAUDITED INFORMATION

REMUNERATION COMMITTEE

For the financial year ended 30 September 2003, remuneration policy for executive directors and the determination of individual directors' remuneration packages have been delegated to the remuneration committee which consists only of independent non-executive directors.

The remuneration committee comprised the following directors during the year:

D Gibbons         (Chairman of the committee)
Dr H A Ennis
Dr M G Carter

The remuneration committee has taken external advice from Kepler Associates (Remuneration consultants) and Ashurst (Company solicitors). The remuneration committee approved the appointment of Kepler Associates and Ashurst.

ROLE OF THE COMMITTEE

The primary function of the remuneration committee is to determine remuneration and other conditions of employment for the executive directors and senior employees, having regard to performance. The remuneration committee has given full consideration to those principles and provisions of the Combined Code - Principles of Good Governance and Code of Best Practice, as specified by the Listing Rules of the Financial Services Authority, which relate to directors' remuneration.

The remuneration committee meets at least once a year in order to consider and set the annual salaries for executive directors, having regard to personal performance and independently compiled salary survey information. The committee met four times in the period under review. Each meeting was attended by all committee members. No director is present when his own remuneration is being considered.

In setting remuneration policy, the committee considers a number of factors including:

(a) the basic salaries and benefits available to executive directors of comparable companies;

(b)      the need to attract and retain directors of an appropriate calibre;

(c) the need to ensure executive directors' commitment to the continued success of the Group by means of incentive arrangements.

REMUNERATION POLICY

The remuneration committee has established a policy on the remuneration of executive directors for the current financial year and subsequent financial years. The committee aims to achieve a balance between the expectations of UK investors and US market practice. The policy in relation to subsequent years will be kept under review to ensure that it reflects changing circumstances. The key principles of this policy are as follows:

(a) a director's experience and the nature and complexity of their work should be recognised by payment of a competitive salary and a package of employment-related benefits that attracts and retains management of the highest calibre;

(b) individual remuneration packages should be linked to the Group's performance;

(c) share-based remuneration is a key element of compensation as it aligns the interests of the Company's executive directors with the interests of its shareholders.

The remuneration for non-executive directors is determined by the board within the limits set out in the Company's articles of association. Non-executive directors do not have service contracts but instead have letters of appointment.

BREAKDOWN OF REMUNERATION

The fixed and performance-related elements of directors' remuneration are set out below.

                                BASIC SALARY/FEES           BONUS %
                                       2003                  2003
                                      $'000
J A KING                               192                    100
R G ELLIOTT                            481                    100
R M BOISSONNEAULT                      726                    100
H A ENNIS                               77                      -
D GIBBONS                               77                      -
M G CARTER                              77                      -

EMPLOYEE SHARE SCHEMES

The committee considers that share ownership by directors and employees strengthens the link between their personal interests and those of shareholders. This is achieved through the operation of the following share schemes:

(i) THE GALEN APPROVED EXECUTIVE SHARE OPTION SCHEME AND THE GALEN UNAPPROVED EXECUTIVE SHARE OPTION SCHEME. Options under these schemes are granted on the recommendation of the remuneration committee. Options may be granted over unissued shares or existing shares held in a trust. Options granted are subject to such objective performance conditions as the committee sees fit.

(ii) THE GALEN SAVINGS-RELATED SHARE OPTION SCHEME. This scheme is open to all UK employees, including the executive directors, who have been with the Group for at least one year. The directors have discretion to include other employees. Options may be granted over unissued shares or existing shares held in a trust. All options must be linked to a contractual savings scheme with a savings institution nominated by the directors and approved by the Inland Revenue. Options are exercisable after 3 or 5 years at a discount of 20% to the market value of the shares at the time of grant.

(iii) THE GALEN 2000 US OPTION SCHEME. Under this scheme both incentive stock options and non-qualified stock options may be granted to eligible employees of the Group's US subsidiaries at the discretion of the remuneration committee.

For details of options granted to the directors of the Company under the above schemes, please refer to the tables on page 26.

To date, the exercise of these options has not been subject to the achievement of performance conditions.

PROPOSED LONG TERM INCENTIVE PLAN

As part of the process of keeping the Company's remuneration policy under review, shareholder approval is being sought for the adoption of a new Long Term Incentive Plan (the "Plan") at the Company's Annual General Meeting. The above employee share schemes, other than the Galen Savings-Related Share Option Scheme, will be discontinued if shareholders approve the proposed Plan. Under the proposed Plan, an appropriate range of equity-based incentives can be granted. It is proposed that awards would be granted in the form of share options and/or performance shares or performance share units. Eligible employees of the Company and its UK and US subsidiaries may be awarded options to acquire ordinary shares at an exercise price equal to the market value of a share in the Company at the date of grant ("Share Options") and/or performance shares or performance share units ("Performance Share Awards") which comprise a right to acquire ordinary shares in the Company at a nominal cost. Eligible employees may be awarded a combination of Share Options and Performance Share Awards. In accordance with current market best practice, and UK institutional investor guidelines, all awards under the Plan will be subject to the achievement of performance conditions which will determine how many, if any, of the shares under the award a participant is entitled to acquire after the end of the related performance period. The maximum combined value (at the time of grant) of Share Options and Performance Share Awards, which can be awarded in respect of any financial year to a participant will not exceed twice his annual earnings (comprising annual salary and bonus awarded for the immediately preceding financial year). The maximum bonus amount which can be taken into account for the purpose of determining annual earnings is one times an eligible employee's annual salary.

The performance condition to apply to initial awards of Share Options and of Performance Share Awards will be based on compound growth in the Company's earnings per share ("EPS") over the annual compound growth rate in the US Consumer Price Index ("CPI") in respect of the relevant performance period. The performance condition will be measured over a period of three financial years for UK participants and over four financial years for US participants.

In relation to Share Options granted to UK participants, the Company's EPS annual compound growth rate over the three financial years beginning with the financial year in which the grant is made must exceed the annual compound growth rate in CPI by at least three per cent. over the same period. At that point, there will be 50 per cent. vesting. Full vesting of Share Options will require the Company's EPS annual compound growth rate to exceed the annual compound growth rate in CPI by at least seven per cent. over the same period. For performance between these two points, vesting will be based on a straight line sliding scale.

In relation to Performance Share Awards granted to UK participants, none will vest unless the Company's EPS annual compound growth rate over the three financial years beginning with the financial year in which the grant is made exceeds the annual compound growth rate in CPI by at least five per cent. over the same period. Performance Share Awards will vest in full if the Company's EPS annual compound growth rate exceeds the annual compound growth rate in CPI by at least 17 per cent. over the same period. For performance between these two points, vesting will be based on a straight line sliding scale.

The same performance conditions applied to UK participants will be applied to US participants. Awards will, however, vest as to 25 per cent. of the total number of shares under the award each year over a four year period, and the performance conditions will be measured on an annualised basis from the commencement of the related performance period up to the respective date(s) of vesting. For each 25 per cent. tranche of Share Options to vest in full, the Company's EPS annual compound growth rate measured from the commencement of the performance period must exceed the annual compound growth rate in CPI by at least seven per cent. over the relevant performance period. For each 25 per cent. tranche of Performance Share Awards to vest in full, the Company's EPS annual compound growth rate must exceed the annual compound growth rate in CPI by at least 17 per cent. over the relevant performance period.

Additionally, for any awards to vest, the remuneration committee must be satisfied at the time that there has been a sustained improvement in the Company's underlying financial performance.

THE GALEN EMPLOYEE BENEFIT TRUST

The Galen Employee Benefit Trust was established by deed on 10 June 1997. Its purpose is to facilitate and encourage the ownership of shares by or for the benefit of eligible employees including directors. As at 30 September 2003, the Trust held 4,592,720 ordinary shares in the Company.

PERFORMANCE GRAPH

The following line graph shows, for the financial year ended 30 September 2003 and for each of the previous four financial years, the total shareholder return on a holding of the Company's ordinary shares compared with an investment in the FTSE 250 Index. This index has been chosen as the appropriate comparator because it represents a broad equity market index of which the Company is a constituent member.

Galen returen index FTSE 250 return index
9/30/1998          292.4            292.4
9/30/1999          360.5      376.4256225
9/30/2000          568.6      452.3666787
9/30/2001          433.7      356.6464847
9/30/2002          250.4      307.4679769
9/30/2003          473.2      404.9381157

SERVICE CONTRACTS

All of the executive directors have service contracts which can be terminated by either party with a notice period of 12 months. In the event of termination for cause, no such notice period would apply. The committee believes that the Company should retain the right to make a payment in lieu of notice to a director, except in the event of termination for cause. The appointment terms of the non-executive directors are at the will of the parties, but are envisaged to last for an initial period of three years, following which they are reviewed annually. The committee will, where it considers it to be appropriate, apply the principle of mitigation to any compensation payable on the termination of service contracts.

R M Boissonneault has a service agreement with Warner Chilcott, Inc. dated 4 May 2000 (amended on 20 May 2002) which is terminable on 12 months' notice given by either party to the other. Mr Boissonneault's benefits include bonus, company car, mobile telephone, 401(k) contributions, and health, life and disability insurance. If Warner Chilcott, Inc. terminates the agreement without cause, Mr Boissonneault will be entitled to a severance payment equal to his base salary over his 12-month notice period payable in equal monthly instalments or in a lump sum within 10 days of the termination date. If Warner Chilcott, Inc. terminates the agreement following a change of control of Warner Chilcott, Inc. or the Company or Mr Boissonneault terminates the agreement for any reason after 60 days following a change of control, he is entitled to receive an amount equal to his then current base salary for a period of 18 months payable in a lump sum plus a payment of 1.5 times his target bonus (defined as 100% of his base salary). In addition, Mr Boissonneault is entitled to continued participation in Warner Chilcott Inc.'s health and other welfare benefit plans at the company's expense for the applicable 12 or 18-month period. Mr Boissonneault is also subject to a 12- month non-compete covenant and 12 month non-solicitation of customer and employee covenants. The period of these covenants increases to 18 months in connection with a termination following a change of control.

R G Elliott has a service agreement with the Company dated 2 July 1997, which is terminable on 12 months' notice given by either party to the other. Mr Elliott's benefits include bonus, company car, pension contribution, permanent health insurance, private health insurance and home telephone charges. The Company may terminate the agreement by making a payment in lieu of notice equivalent to salary and the cost to the Company of providing contractual benefits over the 12-month notice period. The termination payment is payable in equal monthly instalments over the 12-month period during which time Mr Elliott is under a duty to mitigate his loss. In the event that Mr Elliott obtains any new employment and/or engagement during such 12-month notice period, he shall make full disclosure to the Company and the payment in lieu of notice will be reduced by the amount of remuneration or other benefits received from the new employment and/or engagement. The Company may place Mr Elliott on garden leave for a period of 6 months in total. On termination of the agreement, Mr Elliott is subject to a 6-month non-compete covenant, a 6-month non-solicitation of employee covenant and a 3-month non-solicitation of customer covenant.

Dr J A. King is employed under two agreements with the Company and Warner Chilcott (Bermuda) Limited. His employment is terminable on 12 months' notice given by either party to the other. His benefits include bonus, pension contribution, permanent health insurance and private health insurance cover. The Company may terminate the agreement by making a payment in lieu of notice equivalent to salary and the cost to the Company of providing contractual benefits over the 12-month notice period. The termination payment is payable in equal monthly instalments over the 12-month period during which time Dr King is under a duty to mitigate his loss. In the event that Dr King obtains any new employment and/or engagement during such 12-month notice period, he shall make full disclosure to the Company and the payment in lieu of notice will be reduced by the amount of remuneration or other benefits received from the new employment and/or engagement. The Company may place Dr King on garden leave for a period of 6 months in total. On termination of the agreement, Dr King is subject to a 6-month non-compete covenant, a 6-month non-solicitation of employee covenant and a 3-month non-solicitation of customer covenant.

Dr H A Ennis, D Gibbons and Dr M G Carter have letters of appointment with the Company pursuant to which their appointment as non-executives may be terminated at will.

NON-EXECUTIVE DIRECTORSHIPS

The remuneration committee believes that the Company can benefit from executive directors accepting appointments as non-executives and, as a consequence, allows them to hold limited appointments as non-executive directors. Any fees related to such employment may be retained by the director concerned at the discretion of the remuneration committee.

PENSIONS

Dr King and Mr Elliott are currently members of defined contribution schemes operated by the Group. Mr Boissonneault participates in the Warner Chilcott 401(k) Savings Plan.

For further information on the pension rights held by directors of the Company, please refer to the table on page 27.

AUDITED INFORMATION

DIRECTORS' EMOLUMENTS AND COMPENSATION

Details of individual directors' emoluments for the year ended 30 September 2003 are as follows:

                                SALARY                       Benefits in         2003             2002            2001
                                & FEES          BONUS           kind             Total            Total           Total
                                 $'000          $'000           $'000            $'000            $'000           $'000
                                 -----          -----           -----            -----            -----           -----
Executive directors
R Boissonneault                    726            726             36             1,488              751             622
J A King                           192            192              1               385              265             190
R G Elliott                        481            481             16               978              584             395
A D Armstrong                        -              -              -                 -               87             277
P Herendeen                          -              -              -                 -                -             445
NON-EXECUTIVE DIRECTORS
HA Ennis                            77              -              -                77               37              36
D Gibbons                           77              -              -                77               37              36
MG Carter                           77              -              -                77               37              36
AJ McClay                            -              -              -                 -                -              36
                                 -----          -----             --             -----            -----           -----
TOTAL                            1,630          1,399             53             3,082            1,798           2,073
                                 =====          =====             ==             =====            =====           =====

Benefits in kind relate principally to the provision of company cars and medical insurance.

DIRECTORS' INTERESTS IN SHARES OF THE COMPANY

The interests of the members of the board of directors at 30 September 2003 in the shares of the Company are set out on page 17.

SHARE OPTIONS

The following tables shows details of the options held by executive directors under the Company's share schemes:

                                                                                 EXERCISE        EARLIEST
                                             AT        GRANTED        AT          PRICE          EXERCISE     EXPIRY
                                          1.10.02      IN YEAR      30.9.03         L        DATE        DATE
                                          -------      -------      -------      -------         --------    --------
APPROVED EXECUTIVE SHARE OPTION
SCHEME (OVER ORDINARY SHARES)
R G Elliott                                 6,703            -        6,703       4.475            5.2.02      5.2.09
                                          -------      -------      -------       -----          --------    --------
UNAPPROVED EXECUTIVE SHARE OPTION SCHEME
(OVER ORDINARY SHARES)
J A King                                   75,636            -       75,636       4.475            5.2.02      5.2.09
                                           38,614            -       38,614       5.050          30.12.02    30.12.09
                                           50,000            -       50,000       8.225           4.12.03     4.12.10
                                          100,761            -      100,761       7.225          19.11.04    19.11.11
                                                -      161,200      161,200       4.525          14.11.05    14.11.12
R G Elliott                                56,890            -       56,890       4.475            5.2.02      5.2.09
                                           29,703            -       29,703       5.050          30.12.02    30.12.09
                                           50,000            -       50,000       8.225           4.12.03     4.12.10
                                          157,055            -      157,055       7.225          19.11.04    19.11.11
                                                -      252,000      252,000       4.525          14.11.05    14.11.12
                                          -------      -------      -------       -----          --------    --------

                                                                                                EARLIEST
                                              AT        GRANTED         AT          EXERCISE    EXERCISE      EXPIRY
                                           1.10.02      IN YEAR      30/9/03         PRICE        DATE         DATE
                                           -------      -------      -------         -----        ----         ----
OPTIONS ASSUMED BY GALEN
UPON PURCHASE OF WARNER CHILCOTT (a)
R M Boissonneault                           18,750            -       18,750          $1.60     29.09.00     31.10.06
                                            75,000            -       75,000         $32.00     29.09.00     31.10.06
                                            15,625            -       15,625         $15.63     29.09.00     24.01.08
                                            25,000            -       25,000         $13.00     29.09.00     11.02.09
                                            37,500            -       37,500         $11.30     29.09.00     14.08.09
                                            ------      -------      -------         ------     --------     --------
2000 US option scheme (a)
R M Boissonneault                           62,500            -       62,500         $49.35      1.04.02     29.09.10
                                            23,500            -       23,500         $46.75          (b)      4.12.10
                                            50,000            -       50,000         $40.75          (c)     19.11.11
                                                 -      110,000      110,000         $28.89          (d)      1.10.12
                                            ------      -------      -------         ------     --------     --------

         (a) ver American Depositary Shares - four ordinary shares equal one American Depositary Share

         (b) options vest quarterly over four years beginning 1 October 2000.

         (c) options vest quarterly over four years beginning 1 October 2001.

         (d) options vest quarterly over four years beginning 1 October 2002.

No other directors have been granted share options in the shares of the Company or other Group companies.

The market price of the Company's shares on the London Stock Exchange at the end of the financial year was L6.91 (2002: L3.68) and the range of market prices during the year was between L3.00 and L7.52 (2002: L2.75 and L7.75). The market price of the Company's American Depositary Shares on NASDAQ(R) at the end of the financial year was $45.60 (2002: $22.89) and the range of market prices during the year was between $19.31 and $50.00 (2002: $16.54 and $45.75). No options have lapsed during the year.

PENSIONS

Dr King and Mr Elliott are currently members of defined contribution schemes operated by the Group. Mr Boissonneault participates in the Warner Chilcott 401(k) Savings Plan.

Amounts contributed by Group companies to the above schemes were as follows:

                                       2003             2002             2001
                                      $'000            $'000            $'000
J A KING                                80               73               72
R G ELLIOTT                             80               73               72
R M BOISSONNEAULT                       11                5                5
A D ARMSTRONG                            -                7               42

No payments have been made to retired directors in excess of the retirement benefits to which they were entitled on the date the benefits first became payable.

COMPENSATION FOR PAST DIRECTORS

No awards have been made to any former directors of the Company by way of compensation for loss of office, pensions or otherwise in the financial year ended 30 September 2003.

PAYMENTS TO THIRD PARTIES

No payments have been made to any third parties for making available services of any of the Company's directors in the financial year ended 30 September 2003.

The directors' remuneration report has been approved by the board of directors and signed on its behalf by:

D GIBBONS
Chairman, Remuneration Committee

22 December 2003

STATEMENT ON CORPORATE GOVERNANCE

The board of directors believe that the business of the Group should be conducted according to the highest legal and ethical standards, and is committed to a system of sound corporate governance. The board has applied all the Principles of Good Governance set out in the Combined Code and considers that all of the provisions of the Code of Best Practice have been complied with during the year.

The following paragraphs, together with the report of the remuneration committee on pages 21 to 27, demonstrate how the principles of the Combined Code have been applied.

THE BOARD

The board currently comprises three executive directors and three independent non-executive directors. The board meets quarterly to assess Group strategy and to formulate policy on key issues, and otherwise meets on at least a monthly basis to review trading performance and any issues arising. It has a schedule of matters reserved to it for decision. The board is supplied with timely and relevant information to enable it to properly discharge its duties.

The executive management of the Group is the responsibility of the executive directors and other senior managers who meet at least once a month to consider and decide all major business issues. Matters which this team considers are of a size or importance to require the attention of the board are then submitted to the board for review and decision.

All directors have access to the advice and guidance of the Company Secretary and are encouraged to seek independent advice at the Company's expense where they feel it is appropriate to discharge their responsibilities as directors. The board is confident that all of its members have the knowledge, aptitude and experience to perform the functions required of a director of a listed company. The board considers that all of the non-executive directors are independent of management and free from any business or other relationship which could interfere with the exercise of their independent judgement. The non-executive directors have met during the period without the chairman or executives present.

The role of the non-executive directors is to bring independent, objective judgement to board decisions and to scrutinise the performance of management in meeting agreed goals and objectives and monitoring the reporting of performance.

Biographical details of the board are set out on page14.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The offices of Chairman and Chief Executive Officer are held separately. The Chairman, Dr John King, is responsible for leadership of the board, ensuring its effectiveness on all aspects and setting its agenda. Dr King is also responsible for ensuring that the directors receive accurate, timely and clear information. As Chairman, Dr King is also responsible for facilitating the effective contribution of non-executive directors and ensuring constructive relations between executive and non-executive directors. The Chief Executive Officer, Roger Boissonneault, is responsible for running the business of the Group.

SENIOR NON-EXECUTIVE DIRECTOR

Dr Ennis is the nominated senior independent non-executive director and financial expert. As senior independent non-executive director, Dr Ennis is available to meet with shareholders, and has done so during the year, if they have any queries or concerns where contact through the Chairman or Chief Executive Officer is considered inappropriate or has failed to resolve a particular matter.

BOARD COMMITTEES

An audit committee and a remuneration committee have operated throughout the year. The audit committee at present consists of the Group's three independent non-executive directors: Dr Ennis, Mr. Gibbons and Dr Carter. The audit committee, which is chaired by Dr Ennis, meets at least four times a year and assists the board in ensuring that the Group's published financial statements give a true and fair view and in securing reliable internal financial information for decision making. It also reviews the suitability and effectiveness of the Group's internal controls and risk management systems. The committee met six times in the period under review with each meeting attended by all committee members.

The audit committee reviews the findings of the external auditors and reviews key accounting policies and judgments. It is responsible for recommending to the board the appointment of the external auditors and the level of their audit and non-audit remuneration. The audit committee reviews the scope and results of each audit and its cost effectiveness. It also monitors the objectivity and independence of the auditors. The committee monitors the nature and extent of non-audit services and seeks to maintain objectivity and value for money. A formal pre-approval process has been introduced during the period whereby all non-audit services to be provided by the external auditors are pre-approved by the committee. The committee has written terms of reference.

The audit committee also monitors and reviews the effectiveness of the Group Internal Audit function and is responsible for the appointment of the Group Internal Auditor.

The remuneration committee consists of the three non-executive directors and is chaired by Mr. Gibbons. The report of the remuneration committee is set out on pages 21 to 27.

The board, as a whole, functions as a nomination committee under the chairmanship of Dr Ennis. We are currently reviewing the terms of reference of the nomination committee. The remit of the nomination committee is primarily to make proposals to the board for any new appointments as directors of the Company. The nomination committee did not meet during the year.

PERFORMANCE EVALUATION

The Chairman has reviewed the performance of the board as a whole, together with the contributions made by the individual directors and the relevant committees, and has expressed his satisfaction therewith.

INTERNAL CONTROLS

The board is responsible for the Group's system of internal controls. It should be recognised that such a system can provide only reasonable and not absolute assurance against material misstatement or loss. The key features of the systems, which have been established, are set out below.

CONTROL ENVIRONMENT

The Group's control environment is the responsibility of its directors and managers at all levels. The Group's organisational structure has clear lines of responsibility, and operating and financial responsibility for subsidiary companies is delegated to subsidiary boards.

INFORMATION SYSTEMS AND FINANCIAL REPORTING

The Group operates a comprehensive budgeting and reporting system that, as a matter of routine, compares actual out-turn to budget. Management accounts are compiled on a monthly basis, and variances from plan are investigated and revisions to forecasts made. Cash flow budgets and forecasts are prepared on a regular basis to ensure that the Group has adequate funds and resources for the foreseeable future. The audit committee reviews all financial statements to be published externally to ensure they provide a meaningful appraisal of the Group's performance and financial position.

MAIN CONTROL PROCEDURES

Divisional management establishes control procedures in response to any key risks identified and reports whether its key controls have functioned effectively. Standard financial control procedures operate throughout the Group to ensure the integrity of its financial statements, and the board has established clearly defined procedures for the authorisation of capital expenditure.

MONITORING SYSTEM USED BY THE BOARD

The board reviews and approves budgets and monitors the Group's performance against those budgets monthly. Variances from the expected outcome are investigated and where lapses in internal control are detected, these are rectified. The Group's cash flow is also monitored monthly compared to forecast.

The board reviews the effectiveness of internal controls on an ongoing basis. The Group Internal Auditor examines the internal control systems within each operating unit and reports to the audit committee on a regular basis.

The board has an established process for identifying, evaluating and managing the significant risks that it faces. The process accords with the guidance on internal control issued by the Turnbull Committee in 1999.

The key risks are identified and are considered by the board on a regular basis. These discussions cover the nature of each risk, the potential impact of each risk on operations and the action taken to reduce/eliminate each risk. On an ongoing basis, key areas are discussed and a summary of findings is reported to the board.

SHAREHOLDER RELATIONS

Regular contact is maintained with major institutional shareholders to listen to their views in order to help develop a balanced understanding of the issues and concerns faced by the Group's business. All shareholders are welcome to attend the Annual General Meeting and the board encourages the participation of private investors.

The Company's website www.galenplc.com provides information on the Group and its business and is regularly updated.

THE US SARBANES-OXLEY ACT OF 2002

The Company's American Depositary Shares are traded on the NASDAQ stock exchange and the Company is subject to the reporting and other requirements of the US Securities and Exchange Commission ("SEC") and those provisions of the Sarbanes-Oxley Act applicable to foreign issuers.

The Company is required to comply with the applicable provisions of this legislation. The board takes the view that the Company has in place a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and the results of operations and an effective and robust system of internal controls. The Company has also recently adopted a whistleblower procedure, a code of business conduct and ethics and a pre-approval procedure relating to the provision of non-audit services by our external auditors. As recommended by the SEC, a "disclosure committee" has also been set up to review the Company's various earnings releases.

STATEMENT ON GOING CONCERN

After making appropriate enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Group's financial statements.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

-        select suitable accounting policies and then apply them consistently;

-        make judgements and estimates that are reasonable and prudent;

- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group and the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and the Company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The financial statements for the year ended 30 September 2003 are included in the annual report 2003, which is published by the Company in hard-copy printed form and on the Company's website (www.galenplc.com) on the internet. The directors are responsible for the maintenance and integrity of the annual report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

By order of the board

ANTHONY D BRUNO
Company Secretary
Craigavon
22 December 2003

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF GALEN HOLDINGS PLC

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, and the related notes. We have also audited the disclosures contained in the `auditable part' of the directors' remuneration report.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable Northern Ireland law and United Kingdom accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Article 243 of the Companies (Northern Ireland) Order 1986 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements and the auditable part of the directors' remuneration report give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the financial highlights, the directors' report, the letter to shareholders, the operational review, the unaudited part of the directors' remuneration report and the statement on corporate governance.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2003 and of the profit and cash flows of the Group for the year then ended; and

- the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986; and

- those parts of the directors' remuneration report required to be audited have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants and Registered Auditors

Belfast

22 December 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 SEPTEMBER 2003

                                                                              2003              2002               2001
                                                              Notes          $'000              $'000              $'000
-------------------------------------------------------------------------------------------------------------------------
Turnover                                                        2
- CONTINUING OPERATIONS                                                      432,262           235,221            183,822
- DISCONTINUED OPERATIONS                                                          -            61,325             79,735
-------------------------------------------------------------------------------------------------------------------------
Total turnover                                                               432,262           296,546            263,557
COST OF SALES                                                   2             77,152            89,983             92,603
-------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                    2            355,110           206,563            170,954
NET OPERATING EXPENSES                                          3            230,165           142,450            127,184
-------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE AMORTISATION OF GOODWILL AND
INTANGIBLES                                                                  186,954           104,565             79,263
GOODWILL AND INTANGIBLES AMORTISATION                                         62,009            40,452             35,493
-------------------------------------------------------------------------------------------------------------------------
Operating profit
- CONTINUING OPERATIONS                                                      124,945            55,584             29,451
- DISCONTINUED OPERATIONS                                                          -             8,529             14,319
-------------------------------------------------------------------------------------------------------------------------
Total operating profit                                                       124,945            64,113             43,770
GAIN ON SALE OF DISCONTINUED OPERATIONS                         2                  -           104,984                  -
INVESTMENT INCOME                                               4              3,188            10,894              6,427
-------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST PAYABLE                        128,133           179,991             50,197
INTEREST PAYABLE AND SIMILAR CHARGES                            5             11,752            30,592             25,749
-------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                   6            116,381           149,399             24,448
Tax on profit on ordinary activities                            7             22,345            13,461              5,185
-------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                                  94,036           135,938             19,263
MINORITY INTERESTS                                             23                  -                46                176
-------------------------------------------------------------------------------------------------------------------------
PROFIT FOR THE FINANCIAL YEAR                                   8             94,036           135,892             19,087
Dividends                                                       9             10,804             8,353              6,367
-------------------------------------------------------------------------------------------------------------------------
RETAINED PROFIT FOR THE FINANCIAL YEAR                         22             83,232           127,539             12,720
=========================================================================================================================

EARNINGS PER SHARE (CENTS)                                     10               51.2              73.4               11.8
ADJUSTED EARNINGS PER SHARE (CENTS)                            10               85.2              47.8               33.8
DILUTED EARNINGS PER SHARE (CENTS)                             10               51.0              72.9               11.6
ADJUSTED DILUTED EARNINGS PER SHARE (CENTS)                    10               84.8              47.5               33.2
=========================================================================================================================

There is no difference between the profit on ordinary activities before taxation and the profit for the year stated above and their historical cost equivalents.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 30 SEPTEMBER 2003

                                                                   2003            2002            2001
                                                                   $'000           $'000           $'000
----------------------------------------------------------------------------------------------------------
Opening shareholders' funds                                      1,058,268         888,081         597,274
Share issues including premium (net of costs)                          536           4,052         273,485
Purchase of own shares                                                   -         (12,478)              -
Profit for the financial year                                       94,036         135,892          19,087
Dividends                                                          (10,804)         (8,353)         (6,367)
Translation differences on foreign currency net
investments                                                        (20,134)         51,074           4,602
----------------------------------------------------------------------------------------------------------
CLOSING SHAREHOLDERS' FUNDS                                      1,121,902       1,058,268         888,081
==========================================================================================================

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                   2003            2002            2001
                                                                   $'000           $'000           $'000
---------------------------------------------------------------------------------------------------------
Profit for the financial year                                     94,036         135,892           19,087
Translation differences on foreign currency net
investments                                                      (20,134)         51,074            4,602
---------------------------------------------------------------------------------------------------------
TOTAL RECOGNISED GAINS AND LOSSES RELATING
TO THE YEAR                                                       73,902         186,966           23,689
=========================================================================================================

CUMULATIVE FOREIGN CURRENCY TRANSLATION DIFFERENCES

                                                                   $'000
-------------------------------------------------------------------------
AT 1 OCTOBER 2000                                                   1,144
DIFFERENCE ARISING IN THE YEAR                                      4,602
-------------------------------------------------------------------------
AT 1 OCTOBER 2001                                                   5,746
DIFFERENCE ARISING IN THE YEAR                                     51,074
-------------------------------------------------------------------------
AT 1 OCTOBER 2002                                                  56,820
DIFFERENCE ARISING IN THE YEAR                                    (20,134)
-------------------------------------------------------------------------
At 30 September 2003                                               36,686
=========================================================================

CONSOLIDATED BALANCE SHEET AT 30 SEPTEMBER 2003

                                                                           2003           2002
                                                              Notes        $'000          $'000
-------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                               12       1,450,586        756,672
Tangible assets                                                 13          62,094         60,840
-------------------------------------------------------------------------------------------------
                                                                         1,512,680        817,512
-------------------------------------------------------------------------------------------------
CURRENT ASSETS
Stocks                                                          15          32,808         26,902
Debtors                                                         16          48,866         37,260
Cash at bank and in hand                                                    89,073        313,012
-------------------------------------------------------------------------------------------------
                                                                           170,747        377,174
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                  17         221,027         75,866
-------------------------------------------------------------------------------------------------
NET CURRENT (LIABILITIES)/ASSETS                                           (50,280)       301,308
-------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                    1,462,400      1,118,820
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR         18        (334,567)       (50,953)
PROVISIONS FOR LIABILITIES AND CHARGES                          19               -         (3,410)
DEFERRED INCOME                                                 20          (5,931)        (6,189)
-------------------------------------------------------------------------------------------------
NET ASSETS                                                               1,121,902      1,058,268
=================================================================================================

CAPITAL AND RESERVES
Called up share capital                                         21          29,644         29,578
Share premium account                                           22         383,219        382,749
Capital redemption reserve                                      22             323            323
Merger reserve                                                  22         457,800        457,800
Profit and loss account                                         22         250,916        187,818
-------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                                               1,121,902      1,058,268
=================================================================================================

The financial statements on pages 34 to 37 were approved by the board on 22 December 2003 and were signed on its behalf by:

R G Elliott
J A King
DIRECTORS

COMPANY BALANCE SHEET AT 30 SEPTEMBER 2003

                                                                                         2003          2002
                                                                              Notes      $'000         $'000
--------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Investments                                                                     14       537,828       537,828
--------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
DEBTORS:
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                    16       479,423       253,694
AMOUNTS FALLING DUE WITHIN ONE YEAR                                             16             -           902
--------------------------------------------------------------------------------------------------------------
                                                                                         479,423       254,596
CASH AT BANK AND IN HAND                                                                  30,395       283,747
--------------------------------------------------------------------------------------------------------------
                                                                                         509,818       538,343
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                                  17        12,526        14,402
--------------------------------------------------------------------------------------------------------------
NET CURRENT ASSETS                                                                       497,292       523,941
--------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                             1,035,120     1,061,769
==============================================================================================================

CAPITAL AND RESERVES
Called up share capital                                                         21        29,644        29,578
Share premium account                                                           22       383,219       382,749
Capital redemption reserve                                                      22           323           323
Merger reserve                                                                  22       457,800       457,800
Profit and loss account                                                         22       164,134       191,319
--------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                                                             1,035,120     1,061,769
==============================================================================================================

The financial statements on pages 34 to 70 were approved by the board on 22 December 2003 and were signed on its behalf by:

R G Elliott
J A King
DIRECTORS

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2003

                                                                                     2003             2002              2001
                                                                     Notes           $'000            $'000             $'000
------------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                              24           202,822           93,354            77,697
------------------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid on bank borrowings and loan notes                                     (11,472)         (35,096)          (25,671)
Interest paid on hire purchase agreements                                               (30)             (78)              (78)
Interest received                                                                     4,091           10,815             6,427
------------------------------------------------------------------------------------------------------------------------------
                                                                                     (7,411)         (24,359)          (19,322)
------------------------------------------------------------------------------------------------------------------------------
Taxation
United Kingdom corporation tax paid                                                  (6,434)          (3,601)             (682)
OVERSEAS TAX PAID                                                                   (24,810)          (3,033)             (926)
------------------------------------------------------------------------------------------------------------------------------
                                                                                    (31,244)          (6,634)           (1,608)
------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE
Purchase of tangible fixed assets                                                    (6,164)         (17,086)          (23,408)
Sale of tangible fixed assets                                                            40                -               361
Purchase of intangible fixed assets                                                (664,229)         (43,694)         (101,294)
Government grants received                                                              530            2,161               655
------------------------------------------------------------------------------------------------------------------------------
                                                                                   (669,823)         (58,619)         (123,686)
------------------------------------------------------------------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
Sale of businesses                                                                     (324)         230,789                 -
Purchase of subsidiary undertakings (including costs of
acquisition and deferred consideration payments)                                          -           (9,118)          (23,225)
------------------------------------------------------------------------------------------------------------------------------
                                                                                       (324)         221,671           (23,225)
------------------------------------------------------------------------------------------------------------------------------
EQUITY DIVIDENDS PAID                                                                (9,241)          (7,352)           (4,998)
------------------------------------------------------------------------------------------------------------------------------
NET CASH FLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING                  (515,221)         218,061           (95,142)
------------------------------------------------------------------------------------------------------------------------------
MANAGEMENT OF LIQUID RESOURCES
Decrease/(increase) in short term deposits                                          215,400           27,523          (232,275)
------------------------------------------------------------------------------------------------------------------------------
FINANCING
Issue of ordinary share capital (net of expenses)                                       536              247           271,604
Purchase of own shares                                                                    -          (11,813)                -
Loans notes repaid                                                                   (2,925)        (112,623)          (39,419)
Loans obtained/(repaid) (net)                                                       294,085         (132,126)           71,776
Principal repayment under hire purchase agreements                                     (414)            (549)             (577)
------------------------------------------------------------------------------------------------------------------------------
                                                                                    291,282         (256,864)          303,384
------------------------------------------------------------------------------------------------------------------------------
DECREASE IN CASH IN THE YEAR                                           25            (8,539)         (11,280)          (24,033)
==============================================================================================================================

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 SEPTEMBER 2003

1        ACCOUNTING POLICIES

These financial statements are prepared on the going concern basis under the historical cost convention and in accordance with the Companies (Northern Ireland) Order 1986 and applicable accounting standards. The significant accounting policies adopted are set out below.

BASIS OF CONSOLIDATION AND PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements incorporate the financial statements of the Company and each of its subsidiaries for the year ended 30 September 2003. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-Group transactions are eliminated fully on consolidation.

The US dollar is now considered to be the primary currency in which the Group conducts its business, as it currently derives over 80% of its revenues from the US. As a result, these and all subsequent financial statements are and will be presented in US dollars. Where the functional currency of a subsidiary is not the US dollar, the results, assets and liabilities of that subsidiary are consolidated by the net investment method. In such cases, profit and loss items are translated into US dollars at average exchange rates, except material exceptional items which are translated at the exchange rate at the date of the transaction.

The principal US dollar exchange rates used are as follows:

                                     2003         2002         2001
--------------------------------------------------------------------
AVERAGE EXCHANGE RATES
Pounds sterling                     1.6113       1.4765       1.4427
--------------------------------------------------------------------
CLOSING EXCHANGE RATES
Pounds sterling                     1.6633       1.5749       1.4688
--------------------------------------------------------------------

GOODWILL

Goodwill arising on consolidation, representing the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired, is accounted for as an asset and amortised over its useful economic life. This has been assessed as 20 years in relation to goodwill arising on the Group's individual acquisitions.

TURNOVER

Turnover represents the invoiced value of goods and services supplied by the Group exclusive of VAT, and is net of sales returns, trade discounts and rebates. Revenue is recognised upon shipment of products, which is when title to the product is transferred to the customer, or upon the completion of services for the customer.

STOCKS

Stocks are valued at the lower of cost and net realisable value. Cost is determined on a first in, first out basis and includes transport and handling costs. In the case of manufactured product, cost includes all direct expenditure and overheads, based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective stocks.

RESEARCH AND DEVELOPMENT

Expenditure on research and development is written off in the year in which it is incurred.

INTANGIBLE ASSETS

Product licences and rights acquired are capitalised and amortised over their estimated useful economic lives, not exceeding 20 years.

Contingent consideration payable is included in creditors at its discounted amount, and finance costs are charged to profit and loss account over the period the liability is outstanding.

DEFERRED TAXATION

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profit and its results as stated in the financial statements. Deferred tax assets and liabilities recognised have not been discounted.

PENSION COSTS

Retirement benefits are provided for employees by a defined contribution pension scheme whereby the assets of the scheme are held separately from those of the Group in an independently administered scheme. Contributions are charged against profits as they become due.

REVENUE GRANTS

Revenue grants relating to research and development expenditure and employment grants are credited to profit and loss account as a reduction of net operating expenses in the period in which the related expenditure is incurred.

CAPITAL GRANTS

Capital grants are treated as deferred income and then credited to revenue over the expected useful lives of the related assets.

TANGIBLE FIXED ASSETS

The cost of tangible fixed assets is their purchase cost together with any incidental expenses of acquisition.

No depreciation is charged on land. For all other tangible assets, depreciation is calculated on a straight line basis to write off the cost over their useful lives. The rates used are:

Buildings                                     2%
Plant and machinery                          10%
Motor vehicles                               25%
Fixtures and fittings                        10% - 20%

HIRE PURCHASE AND FINANCE LEASES

Assets acquired under hire purchase contracts and finance lease agreements are recorded in the balance sheet as tangible fixed assets and depreciated over the shorter of their estimated useful lives and hire term. Future instalments under such contracts, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligations for future instalments.

OPERATING LEASES

Costs in respect of operating leases are charged on a straight line basis over the lease term.

FINANCIAL INSTRUMENTS

The Group did not have derivative financial instruments at any time during the financial year; the disclosure is limited therefore to primary financial instruments.

FOREIGN CURRENCIES

Assets, liabilities, revenues and costs denominated in foreign currencies are recorded at the rate of exchange ruling at the date of the transactions and monetary assets and liabilities at the balance sheet date are translated at the year end rate of exchange. All exchange differences thus arising are reported as part of the results for the year. The results of overseas subsidiaries whose functional currency is not the US dollar, are translated at the average exchange rate ruling during the year with the difference between average and year end rates being taken to reserves. Differences on exchange arising from the retranslation of the opening net investment in those subsidiary companies and relevant foreign currency loans are taken to reserves.

2        SEGMENTAL ANALYSIS

GEOGRAPHICAL ANALYSIS OF THE GROUP'S TURNOVER:

                                                                          2003                2002           2001
SALES BY DESTINATION                                                      $'000               $'000          $'000
-------------------------------------------------------------------------------------------------------------------
United Kingdom                                                            38,799              40,459         48,701
North America                                                            377,673             228,149        184,777
Rest of the World                                                         15,790              27,938         30,079
-------------------------------------------------------------------------------------------------------------------
                                                                         432,262             296,546        263,557
===================================================================================================================

                                                                       2003                2002           2001
SALES BY ORIGIN                                                        $'000               $'000          $'000
----------------------------------------------------------------------------------------------------------------
United Kingdom                                                         64,893              86,513        100,926
North America                                                         359,228             208,336        159,029
Rest of the World                                                       8,141               1,697          3,602
----------------------------------------------------------------------------------------------------------------
                                                                      432,262             296,546        263,557
================================================================================================================

GEOGRAPHICAL ANALYSIS OF PROFIT BEFORE TAXATION, BY TERRITORY OF ORIGIN:

                                                                          2003                2002           2001
                                                                          $'000               $'000          $'000
-------------------------------------------------------------------------------------------------------------------
United Kingdom                                                             6,302             120,521         10,383
North America                                                             66,532              46,683         31,689
Rest of the World                                                         55,299              12,787          8,125
-------------------------------------------------------------------------------------------------------------------
Profit before interest                                                   128,133             179,991         50,197
Interest payable                                                          11,752              30,592         25,749
-------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                   116,381             149,399         24,448
===================================================================================================================

GEOGRAPHICAL ANALYSIS OF NET ASSETS:

                                                                           2003               2002
                                                                           $'000              $'000
-----------------------------------------------------------------------------------------------------
United Kingdom                                                             516,567            535,030
North America                                                              555,829            499,454
Rest of the World                                                           49,506             23,784
-----------------------------------------------------------------------------------------------------
Net operating assets                                                     1,121,902          1,058,268
=====================================================================================================

GEOGRAPHICAL ANALYSIS OF TOTAL ASSETS:

                                                                           2003               2002
                                                                           $'000              $'000
-----------------------------------------------------------------------------------------------------
United Kingdom                                                             125,858            367,097
North America                                                              708,264            657,283
Rest of the World                                                          849,305            170,306
-----------------------------------------------------------------------------------------------------
Total assets                                                             1,683,427          1,194,686
=====================================================================================================

For internal financial reporting purposes, until the disposal of the pharmaceutical services business during 2002, operating results were analysed into two segments, pharmaceutical products and pharmaceutical services. Pharmaceutical products comprise prescription and sterile products businesses. Pharmaceutical services comprised the clinical trials services and chemical synthesis services businesses. Details of the businesses are summarised as follows:

PHARMACEUTICAL PRODUCTS

The pharmaceutical products business develops, manufactures, supplies and markets prescription medicines to healthcare professionals in several key therapeutic areas. It also manufactures and supplies intravenous and other sterile solutions, primarily for human use. Research and development is focused on the development of new products (including line extensions) in the Group's core therapeutic areas that complement the existing product portfolio.

PHARMACEUTICAL SERVICES

The clinical trial services business designed, manufactured, compiled and distributed patient packs for use in clinical trials, and provided interactive voice response systems for clinical trial management. The chemical synthesis services business provided a chemical synthesis service to pilot plant scale for the pharmaceutical and related chemicals industry together with a complementary laboratory scale research service.

The whole of the pharmaceutical services segment was disposed of during the year ended 30 September 2002.

ANALYSIS OF THE GROUP'S TURNOVER BY CLASS OF BUSINESS:

                                                                          2003         2002        2001
                                                                          $'000        $'000       $'000
---------------------------------------------------------------------------------------------------------
Pharmaceutical products                                                  432,262      235,221     183,822
Pharmaceutical services - discontinued                                         -       61,325      79,735
---------------------------------------------------------------------------------------------------------
                                                                         432,262      296,546     263,557
=========================================================================================================

ANALYSIS OF THE GROUP'S PROFIT BEFORE TAXATION BY CLASS OF BUSINESS:

The group had only one class of business in the year to 30 September 2003.

                                                                                PHARMACEUTICAL
                                                             PHARMACEUTICAL        SERVICES
                                                                products        (DISCONTINUED)           TOTAL
                                                                  $'000              $'000               $'000
---------------------------------------------------------------------------------------------------------------
YEAR TO 30 SEPTEMBER 2002
Turnover                                                        235,221             61,325              296,546
Cost of sales                                                    53,800             36,183               89,983
---------------------------------------------------------------------------------------------------------------
Gross profit                                                    181,421             25,142              206,563
Net operating expenses                                          125,837             16,613              142,450
---------------------------------------------------------------------------------------------------------------
Operating profit                                                 55,584              8,529               64,113
---------------------------------------------------------------------------------------------------------------
Gain on sale of discontinued                                                                            104,984
operations
---------------------------------------------------------------------------------------------------------------
Investment income                                                                                        10,894
---------------------------------------------------------------------------------------------------------------
Profit before interest                                                                                  179,991
Interest payable                                                                                         30,592
---------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                                  149,399
===============================================================================================================

                                                                                PHARMACEUTICAL
                                                             PHARMACEUTICAL       SERVICES
                                                                PRODUCTS        (DISCONTINUED)           TOTAL
                                                                 $'000              $'000                $'000
---------------------------------------------------------------------------------------------------------------
YEAR TO 30 SEPTEMBER 2001
Turnover                                                         183,822            79,735              263,557
Cost of sales                                                     45,945            46,658               92,603
---------------------------------------------------------------------------------------------------------------
Gross profit                                                     137,877            33,077              170,954
Net operating expenses                                           108,426            18,758              127,184
---------------------------------------------------------------------------------------------------------------
Operating profit                                                  29,451            14,319               43,770
---------------------------------------------------------------------------------------------------------------
Investment income                                                                                         6,427
---------------------------------------------------------------------------------------------------------------
Profit before interest                                                                                   50,197
Interest payable                                                                                         25,749
---------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                                   24,448
===============================================================================================================

ANALYSIS OF THE GROUP'S NET ASSETS AND TOTAL ASSETS BY CLASS OF BUSINESS

At 30 September 2003 and 2002 the whole of the Group's net assets and total assets were comprised of the assets of the pharmaceutical products segment.

RELIANCE ON MAJOR CUSTOMERS (10% OR MORE OF REVENUE)

In the year ended 30 September 2003 24.6%, 15.1% and 11.1% respectively of consolidated turnover was derived from the Group's three largest customers. In the year ended 30 September 2002 11% of turnover was derived from one customer. In the year ended 30 September 2001 no single customer exceeded 10% of consolidated revenue.

RELIANCE ON MAJOR PRODUCTS

Sales of the pharmaceutical products, Sarafem(R), Ovcon(R), Doryx(R) and Estrace(R) cream in the year ended 30 September 2003 represented 13.9%, 13.6%, 12.5% and 10.4% of consolidated turnover respectively.

Sales of Ovcon(R), Doryx(R) and Estrace(R) cream in the year ended 30 September 2002 represented 16%, 15% and 13% of consolidated turnover respectively. Sales of Ovcon(R) and Estrace(R) cream in the year ended 30 September 2001 represented 14.7% and 11.1% of consolidated turnover respectively

2 SEGMENT ANALYSIS CONTINUED

3        NET OPERATING EXPENSES

                                     2003
                                  Continuing                    DIS-                                      DIS-
                                  OPERATIONS    CONTINUING    CONTINUED        2002      CONTINUING     CONTINUED    2001
                                   AND TOTAL    operations   operations        TOTAL     operations    OPERATIONS    TOTAL
                                    $'000         $'000        $'000           $'000       $'000          $'000      $'000
---------------------------------------------------------------------------------------------------------------------------
Distribution costs                 100,669        58,251        6,142         64,393       47,177         5,872     53,049
---------------------------------------------------------------------------------------------------------------------------
      Administrative expenses
     before exceptional items
 and goodwill and intangibles
                 amortisation       68,107        30,046        8,814         38,860       28,261        10,673     38,934
     GOODWILL AND INTANGIBLES
                 AMORTISATION       62,009        38,775        1,677         40,452       33,216         2,277     35,493
---------------------------------------------------------------------------------------------------------------------------
TOTAL ADMINISTRATIVE EXPENSES      130,116        68,821       10,491         79,312       61,477        12,950     74,427
---------------------------------------------------------------------------------------------------------------------------
       OTHER OPERATING INCOME         (620)       (1,235)         (20)        (1,255)        (228)          (64)      (292)
---------------------------------------------------------------------------------------------------------------------------
       Net operating expenses      230,165       125,837       16,613       1 42,450      108,426        18,758    127,184
===========================================================================================================================

4        INVESTMENT INCOME

                                                                    2003              2002             2001
                                                                    $'000             $'000            $'000
------------------------------------------------------------------------------------------------------------
Interest on bank deposits                                           3,188            10,894            6,427
============================================================================================================

5        INTEREST PAYABLE AND SIMILAR CHARGES

                                                                     2003              2002             2001
                                                                    $'000             $'000            $'000
------------------------------------------------------------------------------------------------------------
On bank loans and overdrafts                                       10,865            17,363           25,671
On hire purchase agreements                                            30                78               78
Exceptional costs of loan notes redemption                            357            13,151                -
------------------------------------------------------------------------------------------------------------
                                                                   11,252            30,592           25,749
Unwinding of discount on contingent consideration                     500                 -                -
------------------------------------------------------------------------------------------------------------
                                                                   11,752            30,592           25,749
============================================================================================================

2 SEGMENT ANALYSIS CONTINUED

6        PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

                                                                                  2003     2002        2001
                                                                                 $'000    $'000       $'000
-----------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION IS STATED AFTER CHARGING:

Staff costs (note 11)                                                           59,465   73,818      70,296
Amortisation  - goodwill                                                        23,749   23,279      23,395
              - intangibles                                                     38,260   17,173      12,098
DEPRECIATION OF TANGIBLE FIXED ASSETS
              - OWNED ASSETS                                                     6,535    8,522       8,613
              - UNDER HIRE PURCHASE CONTRACTS                                      256      247         239
Research and development expenditure                                            28,685   20,565      13,338
Hire of plant and machinery - operating leases                                     647      740         691
Other operating lease rentals                                                      979      897       1,088
-----------------------------------------------------------------------------------------------------------
AND AFTER CREDITING:
Amortisation of government capital grants                                        1,135    1,576       2,002
Revenue grants                                                                     620      102         291
Exchange gain on foreign currency deposits / loans                                  54    1,878       1,757
===========================================================================================================

6        PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION (CONTINUED)

Services provided by the Group's auditor and network firms

DURING THE YEAR THE GROUP (INCLUDING ITS OVERSEAS SUBSIDIARIES) OBTAINED THE FOLLOWING SERVICES FROM THE GROUP'S AUDITOR AT COSTS AS DETAILED BELOW:

                                                                                 2003     2002        2001
                                                                                $'000    $'000       $'000
----------------------------------------------------------------------------------------------------------
Audit services
- statutory                                                                       322      281         202
- audit-related regulatory reporting                                              105       89         101
Further assurance services                                                        242      359         594
Tax services
- COMPLIANCE SERVICES                                                             132      199          56
- advisory services                                                               161      196          58
OTHER SERVICES NOT COVERED ABOVE                                                    -        -           -
----------------------------------------------------------------------------------------------------------
                                                                                  962    1,124       1,011
==========================================================================================================

Included in the analysis above are Group audit fees and expenses paid to the Group's auditor of $287,000 (2002: $235,000, 2001: $173,000) of which $16,000
(2002: $15,000, 2001: $14,000) was paid in respect of the parent company.

Also included above are fees paid to the Group's auditor in respect of non-audit services in the UK of $241,000 (2002: $286,000, 2001: $83,000).

In addition to the above services, the Group's auditor acted as auditor to the Galen Limited (No.2) Retirement Benefit Scheme. The appointment of auditors to the Group's pension schemes and the fees paid in respect of those audits are agreed by the trustees of each scheme, who act independently from the management of the Group.

7        TAX ON PROFIT ON ORDINARY ACTIVITIES

                                                                                 2003     2002        2001
                                                                                 $'000    $'000       $'000
----------------------------------------------------------------------------------------------------------
TAXATION ON THE PROFIT FOR THE YEAR
CURRENT TAX
UK corporation tax at 30%                                                        4,457   10,739         938
UK corporation tax - adjustment to previous years                               (1,704)    (359)     (1,114)
Overseas tax                                                                    27,077    3,335       1,505
-----------------------------------------------------------------------------------------------------------
TOTAL CURRENT TAX                                                               29,830   13,715       1,329
-----------------------------------------------------------------------------------------------------------
DEFERRED TAX
UK corporation tax - origination and reversal of timing differences              1,239     (382)      2,305
UK corporation tax - adjustment to previous years                                1,256       12       1,281
Overseas tax                                                                    (9,980)     116         270
-----------------------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX                                                              (7,485)    (254)      3,856
-----------------------------------------------------------------------------------------------------------
TAX ON PROFIT ON ORDINARY ACTIVITIES                                            22,345   13,461       5,185
===========================================================================================================

7        TAX ON PROFIT ON ORDINARY ACTIVITIES (CONTINUED)

The current tax charge for the year is lower than that derived from the standard rate of Corporation Tax in the UK of 30%. The differences are explained below:

                                                                                 2003       2002      2001
                                                                                 $'000      $'000     $'000
-----------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                                   116,381    149,399   24,448
-----------------------------------------------------------------------------------------------------------
Tax charge at the UK statutory rate of 30%                                       34,914     44,820    7,334
Non taxable disposals of discontinued operations                                      -    (28,990)       -
Disallowed expenses                                                               4,543        189      211
Losses of a subsidiary not previously recognised and share option
deductions against overseas taxes                                               (24,422)    (7,271)  (6,804)
Non taxable grant transfers                                                        (341)      (473)    (600)
Amortisation of goodwill and intangible fixed assets not allowable               10,908      9,147    6,828
Net effect of lower rates and eligible costs in overseas tax jurisdictions       (2,809)    (3,614)  (1,951)
Adjustment to previous years                                                     (1,704)      (359)  (1,114)
Accelerated capital allowances and other timing differences                       8,741        266   (2,575)
-----------------------------------------------------------------------------------------------------------
CURRENT TAX CHARGE                                                               29,830     13,715    1,329
===========================================================================================================

In 2002 taxation in relation to the gain on disposal of discontinued operations amounted to $3,893,000. The factors that may affect the Group's future tax charges are detailed at note 19.

8        PROFIT FOR THE FINANCIAL YEAR

As permitted by the Companies (Northern Ireland) Order 1986 the parent company's profit and loss account has not been included in these financial statements. The parent company's result for the financial year was $15,592,000 loss (2002:
$200,243,000 profit, 2001: $7,196,000 profit).

9        DIVIDENDS

                                                                                 2003       2002      2001
                                                                                 $'000      $'000    $'000
-----------------------------------------------------------------------------------------------------------
Interim paid of 1.2p per share (2002: 1p, 2001: 0.83p)                           3,562      2,879    1,949
Final proposed of 2.4p per share (2002: 2p, 2001: 1.66p)                         7,330      5,544    4,535
Adjustment to previous period                                                      144        142       52
-----------------------------------------------------------------------------------------------------------
Total ordinary dividends on equity shares                                       11,036      8,565    6,536
Less amount relating to shares held by the Galen Employee Benefit Trust           (232)      (212)    (169)
-----------------------------------------------------------------------------------------------------------
                                                                                10,804      8,353    6,367
===========================================================================================================

10       EARNINGS PER SHARE

Earnings per ordinary share is based on profit for the financial year of $94,036,000 (2002: $135,892,000, 2001: $19,087,000) and on 183,574,057 ordinary shares (2002: 185,244,963, 2001: 161,354,740), the weighted average number of ordinary shares in issue during the year excluding those held in the employee share trust which are treated as cancelled.

FRS 14 "Earnings per share" recognises that there may be instances where a company would wish to disclose additional EPS calculated on other levels of earnings. Two common instances where such additional figures are shown are where earnings have been materially affected by exceptional items or by items of a capital nature (including goodwill amortisation). The FRS permits the inclusion of such additional EPS but requires that the calculation use the weighted average number of ordinary shares as determined for the basic calculation. The FRS also requires that the additional EPS is reconciled to the basic EPS required by the Standard and that the reasons for calculating the additional EPS are explained.

ADJUSTED EARNINGS PER SHARE figures, reflecting the results before the impact of exceptional items and goodwill and intangibles amortisation, have been calculated in addition to the earnings per share required by FRS 14 since in the opinion of the directors this will allow the shareholders to gain a clearer understanding of underlying trading performance of the Group.

                                                                                  2003       2002         2001
                                                                                  CENTS       Cents       Cents
                                                                                PER SHARE  per share    per share
-----------------------------------------------------------------------------------------------------------------
Earnings per ordinary share                                                        51.2       73.4         11.8
Exceptional items - disposals and acquisitions                                        -      (54.5)           -
Goodwill and intangibles amortisation                                              33.8       21.8         22.0
Exceptional costs of notes redemption (note 5)                                      0.2        7.1            -
-----------------------------------------------------------------------------------------------------------------
Adjusted earnings per share                                                        85.2       47.8         33.8
=================================================================================================================

DILUTED EARNINGS PER SHARE is calculated on the profit for the financial year and on an adjusted number of shares reflecting the number of dilutive shares under option.

                                                                                EARNINGS      NUMBER OF      EPS
                2003                                                             $'000          SHARES      CENTS
-----------------------------------------------------------------------------------------------------------------
Basic EPS                                                                          94,036    183,574,057    51.2
Effect of dilutive securities - options                                                          930,183
-----------------------------------------------------------------------------------------------------------------
DILUTED EPS                                                                        94,036    184,504,240    51.0
=================================================================================================================

                                                                                Earnings      Number of      EPS
                2002                                                              $'000         shares      Cents
-----------------------------------------------------------------------------------------------------------------
Basic EPS                                                                         135,892    185,244,963    73.4
Effect of dilutive securities - options                                                        1,085,671
-----------------------------------------------------------------------------------------------------------------
DILUTED EPS                                                                       135,892    186,330,634    72.9
=================================================================================================================

                                              Earnings    Number of         EPS
                                   2001        $'000       shares          Cents
--------------------------------------------------------------------------------
                              Basic EPS        19,087    161,354,740        11.8
Effect of dilutive securities - options                    2,805,536
--------------------------------------------------------------------------------
                            Diluted EPS        19,087    164,160,276        11.6
================================================================================

ADJUSTED DILUTED EARNINGS PER SHARE adjusts diluted earnings per share to reflect the impact of exceptional items and amortisation of goodwill and intangibles.

                                                                              2003        2002           2001
                                                                             CENTS        Cents          Cents
                                                                           PER SHARE    per share      per share
----------------------------------------------------------------------------------------------------------------
Diluted EPS                                                                   51.0        72.9           11.6
Exceptional items - disposals and acquisitions                                   -       (54.1)             -
Goodwill and intangibles amortisation                                         33.6        21.7           21.6
Exceptional costs of notes redemption                                          0.2         7.0              -
----------------------------------------------------------------------------------------------------------------
Adjusted diluted earnings per share                                           84.8        47.5           33.2
================================================================================================================

11       EMPLOYEE INFORMATION AND DIRECTORS' EMOLUMENTS

                                                                               2003         2002           2001
                                                                               $'000        $'000          $'000
----------------------------------------------------------------------------------------------------------------
STAFF COSTS
Wages and salaries                                                            51,883       64,536         62,431
Social security costs                                                          6,374        7,698          6,916
Other pension costs                                                            1,208        1,584            949
----------------------------------------------------------------------------------------------------------------
                                                                              59,465       73,818         70,296
================================================================================================================

                                                                                2003         2002           2001
----------------------------------------------------------------------------------------------------------------
THE AVERAGE MONTHLY NUMBER OF PERSONS EMPLOYED BY THE GROUP
(INCLUDING EXECUTIVE DIRECTORS) DURING THE YEAR WAS:
ADMINISTRATION STAFF                                                             121          191            191
Other staff                                                                      924        1,389          1,501
----------------------------------------------------------------------------------------------------------------
                                                                               1,045        1,580          1,692
================================================================================================================

DIRECTORS' EMOLUMENTS (TOTAL SALARY AND BENEFITS)

                                                                                2003         2002           2001
                                                                               $'000        $'000          $'000
----------------------------------------------------------------------------------------------------------------
Aggregate emoluments                                                           3,082        1,798          2,073
Gains made on the exercise of share options                                        -            1            114
Company pension contributions to defined contribution (money purchase)
schemes                                                                          171          160            191
================================================================================================================

RETIREMENT BENEFITS ARE ACCRUING TO THREE DIRECTORS (2002: THREE, 2001: THREE) UNDER THE GROUP'S DEFINED CONTRIBUTION SCHEMES.

REMUNERATION REPORT

The remuneration report is set out on pages 21 to 24.

12       INTANGIBLE FIXED ASSETS

                                                                                         PRODUCT
                                                                                        LICENCES
                                                                           GOODWILL     AND RIGHTS       TOTAL
                                                                             $'000        $'000          $'000
----------------------------------------------------------------------------------------------------------------
COST
At 1 October 2001                                                           471,978        317,773       789,751
Currency adjustment                                                          32,425         10,399        42,824
Additions                                                                       591         43,103        43,694
Deferred consideration adjustment                                            (4,339)             -        (4,339)
Disposals                                                                   (37,616)             -       (37,616)
----------------------------------------------------------------------------------------------------------------
At 1 October 2002                                                           463,039        371,275       834,314
Currency adjustment                                                               -        (21,730)      (21,730)
Additions                                                                         -        672,664       672,664
Contingent consideration                                                          -        105,000       105,000
----------------------------------------------------------------------------------------------------------------
AT 30 SEPTEMBER 2003                                                        463,039      1,127,209     1,590,248
----------------------------------------------------------------------------------------------------------------

AGGREGATE AMORTISATION
At 1 October 2001                                                            27,727         11,847        39,574
Currency adjustment                                                           3,465          1,229         4,694
Charge for the year                                                          23,279         17,173        40,452
Deferred consideration adjustment                                              (545)             -          (545)
Disposals                                                                    (6,533)             -        (6,533)
----------------------------------------------------------------------------------------------------------------
At 1 October 2002                                                            47,393         30,249        77,642
Currency adjustment                                                               -             11            11
Charge for the year                                                          23,749         38,260        62,009
----------------------------------------------------------------------------------------------------------------
AT 30 SEPTEMBER 2003                                                         71,142         68,520       139,662
----------------------------------------------------------------------------------------------------------------

NET BOOK VALUE
AT 30 SEPTEMBER 2003                                                        391,897      1,058,689     1,450,586
================================================================================================================
At 30 September 2002                                                        415,646        341,026       756,672
================================================================================================================
At 30 September 2001                                                        444,251        305,926       750,177
================================================================================================================

13       TANGIBLE FIXED ASSETS

                                              LAND AND       PLANT AND    FIXTURES AND        MOTOR
                                             BUILDINGS       MACHINERY      FITTINGS         VEHICLES          TOTAL
                                               $'000           $'000         $'000            $'000            $'000
----------------------------------------------------------------------------------------------------------------------
COST
At 1 October 2001                               82,808          56,705          22,405          1,000          162,918
Currency adjustment                              6,607           4,523           1,690             71           12,891
Additions                                        7,542           5,154           4,321             69           17,086
Disposals                                      (61,563)        (25,510)        (16,489)          (556)        (104,118)
----------------------------------------------------------------------------------------------------------------------
AT 1 OCTOBER 2002                               35,394          40,872          11,927            584           88,777
Currency adjustment                              1,842           2,282             453             25            4,602
Additions                                        2,560           2,191           1,286            127            6,164
Disposals                                         (335)         (1,745)           (324)          (176)          (2,580)
----------------------------------------------------------------------------------------------------------------------
AT 30 SEPTEMBER 2003                            39,461          43,600          13,342            560           96,963
----------------------------------------------------------------------------------------------------------------------
DEPRECIATION
At 1 October 2001                                4,390          18,270           8,697            573           31,930
Currency adjustment                                424           1,626             846             54            2,950
Charge for the year                              1,205           4,710           2,705            149            8,769
Eliminated on disposal                          (3,394)         (5,499)         (6,485)          (334)         (15,712)
----------------------------------------------------------------------------------------------------------------------
At 1 October 2002                                2,625          19,107           5,763            442           27,937
Currency adjustment                                185           1,200             323             24            1,732
Charge for the year                                717           4,518           1,460             96            6,791
Eliminated on disposal                              (5)         (1,240)           (174)          (172)          (1,591)
----------------------------------------------------------------------------------------------------------------------
AT 30 SEPTEMBER 2003                             3,522          23,585           7,372            390           34,869
----------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE
AT 30 SEPTEMBER 2003                            35,939          20,015           5,970            170           62,094
======================================================================================================================
At 30 September 2002                            32,769          21,765           6,164            142           60,840
======================================================================================================================
At 30 September 2001                            78,418          38,435          13,708            427          130,988
======================================================================================================================

The net book value of tangible fixed assets includes an amount of $1,497,000 (2002: $1,992,000, 2001: $2,103,000) in respect of assets held under hire purchase agreements.

The net book value of land and buildings comprises:

                                                                        2003          2002
                                                                        $'000         $'000
-------------------------------------------------------------------------------------------
Freehold property                                                      11,785         9,454
Long leasehold property                                                24,154        23,315
-------------------------------------------------------------------------------------------
                                                                       35,939        32,769
===========================================================================================

14       FIXED ASSET INVESTMENTS

                                                                       Interest in
                                                                          Group
                                                                       undertakings
               COMPANY                                                    $'000
-----------------------------------------------------------------------------------
COST
At 1 October 2002 and 30 SEPTEMBER 2003                                  537,828
-----------------------------------------------------------------------------------

AMOUNTS WRITTEN OFF
At 1 October 2002 and 30 SEPTEMBER 2003                                        -
-----------------------------------------------------------------------------------

NET BOOK VALUE
AT 30 SEPTEMBER 2003                                                     537,828
===================================================================================
At 30 September 2002                                                     537,828
===================================================================================

Subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affected the figures of the Group are as follows:

                                                                                             SHARES HELD BY
        SUBSIDIARY                COUNTRY OF INCORPORATION         CLASS OF SHARE           GROUP     COMPANY
-------------------------------------------------------------------------------------------------------------
GALEN LIMITED                             Northern Ireland        Ordinary L1 shares        100%        -
Galen (Chemicals) Limited              Republic of Ireland      Ordinary E1.3 shares          -       100%
Warner Chilcott, Inc.             United States of America         Common $1 stock            -       100%
=============================================================================================================

The nature of the above subsidiaries' businesses is detailed in the Letter to Shareholders.

15       STOCKS

                                                                                         COMPANY
                                                           2003           2002       2003         2002
                                                           $'000          $'000      $'000        $'000
-------------------------------------------------------------------------------------------------------
Raw materials and consumables                              12,208         12,445       -            -
Finished goods and goods for resale                        20,600         14,457       -            -
-------------------------------------------------------------------------------------------------------
                                                           32,808         26,902       -            -
=======================================================================================================

There is no material difference between the replacement cost of stocks and their balance sheet values.

16       DEBTORS

                                                                       GROUP                  COMPANY
                                                                 2003        2002        2003        2002
                                                                 $'000       $'000       $'000       $'000
-----------------------------------------------------------------------------------------------------------
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR:
Amounts owed by subsidiary undertakings                              -            -     479,423     253,694
-----------------------------------------------------------------------------------------------------------
AMOUNTS FALLING DUE WITHIN ONE YEAR
Trade debtors                                                   38,753       34,531           -           -
Less amounts provided for doubtful debts                          (711)      (1,662)          -           -
-----------------------------------------------------------------------------------------------------------
                                                                38,042       32,869           -           -
Other debtors                                                      196        1,380           -           -
Deferred tax asset (note 19)                                     4,022            -           -           -
Prepayments and accrued income                                   6,606        3,011           -         902
-----------------------------------------------------------------------------------------------------------
                                                                48,866       37,260           -         902
-----------------------------------------------------------------------------------------------------------
TOTAL DEBTORS                                                   48,866       37,260     479,423     254,596
===========================================================================================================

PROVISION FOR DOUBTFUL DEBTS - GROUP

                                                                              2003        2002       2001
                                                                              $'000      $'000       $'000
----------------------------------------------------------------------------------------------------------
At the beginning of the year                                                  1,662      2,431         435
Foreign exchange movement                                                         -        176           1
Profit and loss account (credit)/charge                                        (951)      (460)      1,710
Amounts utilised and other movements                                              -       (485)        285
----------------------------------------------------------------------------------------------------------
AT THE END OF THE YEAR                                                          711      1,662       2,431
==========================================================================================================

17       CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                               COMPANY
                                                      2003       2002       2003       2002
                                                     $'000       $000      $'000      $'000
--------------------------------------------------------------------------------------------
     Bank loans and overdrafts (note 18)            103,088        616          -          -
  Obligations under hire purchase agreements            233        392          -          -
                  (note 18)
               Trade creditors                       19,592     14,008          -          -
               Corporation tax                        9,936     11,081        790      2,997
      Other taxation and social security              1,286      1,127          -          -
               Other creditors                       34,547      7,211          -          -
         Accruals and deferred income                35,015     35,664      4,637      5,638
              Proposed dividend                       7,330      5,767      7,099      5,767
Contingent acquisition consideration (note 18)       10,000          -          -          -
--------------------------------------------------------------------------------------------
                                                    221,027     75,866     12,526     14,402
============================================================================================

18       CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                           GROUP
                                                     2003        2002      2003        2002
                                                     $'000      $'000      $'000      $'000
-------------------------------------------------------------------------------------------
Bank loans                                          192,480        955         -          -
Loan notes                                           46,585     49,774         -          -
Obligations under hire purchase agreements                3        224         -          -
Contingent acquisition consideration                 95,499          -         -          -
-------------------------------------------------------------------------------------------
                                                    334,567     50,953         -          -
===========================================================================================

The contingent acquisition consideration relates to product rights and licences acquired during the year. Payments totalling $55 million in relation to Estrostep(R) will fall due on a quarterly basis between 2004 and 2008 and payments totalling $70 million in relation to femhrt(R) will fall due on a quarterly basis between 2004 and 2010, provided that the Group secures market exclusivity for the products over these periods. The provision made represents the discounted total of the amounts that are reasonably expected to become payable.

                                                           GROUP               COMPANY
                                                     2003        2002       2003      2002
BANK LOANS                                           $'000       $'000     $'000      $'000
---------------------------------------------------------------------------------------------
REPAYABLE AS FOLLOWS:
In one year or less                                 103,088        616         -        -
Between one and two years                           102,947        616         -        -
Between two and five years                           89,533        339         -        -
-------------------------------------------------------------------------------------------
                                                    295,568      1,571         -        -
===========================================================================================

Circular and cross guarantees and indemnities are in place in relation to certain Group banking facilities.

$200 million of 125/8% Warner Chilcott, Inc. senior loan notes, repayable in 2008, were issued by that subsidiary in February 2000 at a discount to yield 13%. Interest is payable semi-annually. The acquisition of Warner Chilcott, Inc gave the note holders the right to require it to repurchase the notes at 101% of the principal amount, by giving notice to the Company by 1 December 2000. On that date, repayment was requested in relation to $40.3 million principal amount of the loan notes. During the prior year an additional $111.3 million of loan notes were retired, with a further $2.9 million of loans retired in the current year. The remaining loan notes are redeemable at the Company's option on or after 15 February 2004 at redemption prices that decrease annually from 106.3125% to 100% of their principal value.

HIRE PURCHASE AGREEMENTS

                                                                           COMPANY
                                                    2003      2002      2003      2002
                                                    $'000     $'000     $'000     $'000
---------------------------------------------------------------------------------------
THE NET HIRE PURCHASE OBLIGATIONS TO WHICH THE
GROUP IS COMMITTED ARE:
In one year or less                                   235       420         -         -

Between one and two years                               3       227         -         -

Less interest element                                  (2)      (31)        -         -
---------------------------------------------------------------------------------------
                                                      236       616         -         -
=======================================================================================

18       CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (CONTINUED)

FINANCIAL INSTRUMENTS

The Group's financial instruments comprise borrowings, its cash and liquid resources, and other current assets and liabilities that arise directly from its operations. The Group has not entered into derivative arrangements during the year as interest rate and currency risks arising from the Group's operations and its sources of finance have not been significant to date.

GROUP POLICY

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The board reviews and agrees policies for managing each of these risks on an ongoing basis, taking account of the impact of the acquisitions during the year, and they are summarised below:

INTEREST RATE RISK

The Group finances its operations through a mixture of retained profits and bank and other borrowings, and borrows in the desired currencies at both fixed and floating rates of interest. At the year end, 86% (2002: 2%) of its total financial liabilities on which interest is payable were at variable rates, and the Group has not used interest rate swaps or other derivative instruments to manage the risk.

LIQUIDITY RISK

As regards liquidity, the Group's policy is to maintain an appropriate spread of maturity to ensure continuity of funding. At 30 September 2003, 45% (2002: 1%) of its total financial liabilities were due to mature between 2 and 5 years. Short-term flexibility is achieved by the availability of overdraft facilities.

FOREIGN CURRENCY RISK

The greater part of the Group's revenues and expenses are denominated in US dollars, although substantially all sales of its UK businesses are denominated in sterling. Against the background of the adoption of US dollars as the Group's functional currency no financial instruments have been used to hedge its sterling assets and revenues, although its exposure will continue to be monitored.

INTEREST RATE RISK PROFILE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Short-term debtors and creditors have been excluded from each of the following disclosures.

FINANCIAL ASSETS

The Group's financial assets, other than short-term debtors, consist of sterling cash deposits and cash at bank. At 30 September 2003 US dollar cash deposits amounted to $89,073,000 (2002: $313,012,000). These comprise deposits placed on money markets at three-month rolling rates. The amount of cash held in bank current accounts is not of significance.

18       CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (CONTINUED)

FINANCIAL LIABILITIES

The interest rate profile of the Group's financial liabilities at 30 September 2003 was:

                                                            FINANCIAL
                                                            LIABILITIES
                            FLOATING RATE     FIXED RATE    ON WHICH NO
                              FINANCIAL       FINANCIAL     INTEREST IS
                  TOTAL      LIABILITIES     LIABILITIES       PAID
                  $'000         $'000           $'000         $'000
-----------------------------------------------------------------------
CURRENCY

Sterling           1,312            499              813              -

US dollar        446,576        294,492           46,585        105,499
-----------------------------------------------------------------------
TOTAL            447,888        294,991           47,398        105,499
=======================================================================

The interest rate profile of the Group's financial liabilities at 30 September 2002 was:

                                                               Financial
                            Floating rate     Fixed rate      liabilities
                              financial       financial       on which no
                  Total      liabilities     liabilities    interest is paid
                  $'000         $'000           $'000            $'000
----------------------------------------------------------------------------
CURRENCY

Sterling           2,187          786            1,401             -

US dollar         49,774            -           49,774             -
----------------------------------------------------------------------------
TOTAL             51,961          786           51,175             -
============================================================================

                                                   FIXED RATE FINANCIAL
                                                   LIABILITIES -WEIGHTED    FINANCIAL LIABILITIES ON WHICH NO
              FIXED RATE FINANCIAL LIABILITIES -   AVERAGE PERIOD FOR      INTEREST IS PAID - WEIGHTED AVERAGE
               WEIGHTED AVERAGE INTEREST RATE       WHICH RATE IS FIXED            PERIOD UNTIL MATURITY

                  2003                2002            2003       2002            2003                 2002
                    %                   %            YEARS      Years            YEARS                Years
---------------------------------------------------------------------------------------------------------------
CURRENCY

Sterling                    8                 8           2            3                 -                    -

US dollar              12 5/8            12 5/8           5            6                 3                    -
===============================================================================================================

The floating rate financial liabilities comprise US dollar and sterling denominated bank borrowings and overdrafts that bear interest at rates based on LIBOR.

MATURITY OF FINANCIAL LIABILITIES

The maturity profile of the Group's financial liabilities at 30 September 2003, other than short term:

                                                                  FINANCE        OTHER
                                    LOAN                        LEASES/HIRE     FINANCIAL
                                    NOTES        BANK DEBT       PURCHASE      LIABILITIES      TOTAL
                                    $'000         $'000            $'000          $'000         $'000
-------------------------------------------------------------------------------------------------------
In one year or less, or on
demand                                   -         103,088            233         10,000        113,321
In more than one year but
not more than two years                  -         102,947              3         28,100        131,050
In more than two years but
not more than five years            46,585          89,533              -         67,399        203,517
-------------------------------------------------------------------------------------------------------
                                    46,585         295,568            236        105,499        447,888
=======================================================================================================

The other financial liabilities at 30 September 2003 relate to contingent acquisition consideration.

The maturity profile of the Group's financial liabilities, other than short-term creditors and accruals, at 30 September 2002, was as follows:

                                                                   Finance        Other
                                            Loan                 leases/hire     financial
                                           notes    Bank debt     purchase      liabilities      Total
                                           $'000      $'000         $'000          $'000         $'000
-------------------------------------------------------------------------------------------------------
In one year or less, or on demand              -        616           392              -          1,008
In more than one year but not more
than two years                                 -        616           221              -            837
In more than two years but not more
than five years                                -        339             3              -            342
In more than five years                   49,774          -             -              -         49,774
-------------------------------------------------------------------------------------------------------
                                          49,774      1,571           616              -         51,961
=======================================================================================================

18       CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (CONTINUED)

Bank and loan note debt maturities at 30 September 2003 were as follows:

                            UNSECURED    UNSECURED    UNSECURED
                             STERLING    US DOLLAR     STERLING     UNSECURED
                            BANK DEBT    BANK DEBT    BANK DEBT     US DOLLAR
                            (VARIABLE    (VARIABLE     (FIXED       LOAN NOTES
                              RATE)        RATE)        RATE)      (FIXED RATE)     TOTAL
                              $'000        $'000        $'000         $'000         $'000
-------------------------------------------------------------------------------------------
Due within one year            333        102,479         276              -        103,088
From one to two years          166        102,480         301              -        102,947
From two to three years          -         60,813           -              -         60,813
From three to four years         -         19,146           -              -         19,146
From four to five years          -          9,574           -         46,585         56,159
-------------------------------------------------------------------------------------------
                               499        294,492         577         46,585        342,153
===========================================================================================

Bank and loan note debt maturities at 30 September 2002 were as follows:

                            Unsecured    Unsecured    Unsecured
                             sterling    US dollar     sterling     Unsecured
                            bank debt    bank debt    bank debt     US dollar
                            (variable    (variable     (fixed       loan notes
                              rate)        rate)        rate)      (fixed rate)      Total
                              $'000        $'000        $'000          $'000         $'000
-------------------------------------------------------------------------------------------
Due within one year             315            -          301               -           616
From one to two years           315            -          301               -           616
From two to three years         157            -          182               -           339
After five years                  -            -            -          49,774        49,774
-------------------------------------------------------------------------------------------
                                787            -          784          49,774        51,345
===========================================================================================

BORROWING FACILITIES

The Group has undrawn committed borrowing facilities. The facilities available, but undrawn, at 30 September 2003 in respect of which all conditions precedent had been met were as follows:

                                                                2003        2002
                                                                $'000       $'000
----------------------------------------------------------------------------------
Expiring in one year or less                                   100,000           -
Expiring in more than one year but not more than two years           -     250,000
==================================================================================

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities as at 30 September 2003. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The fair values shown below have been assessed by calculating discounted cash flows that would arise if the commitments at 30 September 2003 had been entered into at market rates at that time.

18       CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (CONTINUED)

                                                               BOOK VALUE           FAIR VALUE
                                                            2003       2002       2003       2002
                                                            $'000      $'000      $'000      $'000
--------------------------------------------------------------------------------------------------
PRIMARY FINANCIAL INSTRUMENTS HELD OR ISSUED TO
FINANCE THE GROUP'S OPERATIONS
Short-term borrowings                                      103,321      1,008    103,321      1,008
Long-term borrowings                                       239,068     50,953    240,854     58,391
Contingent acquisition consideration                       105,499          -    105,499          -
Financial assets                                            89,073    313,012     89,073    313,012
===================================================================================================

Summary of main methods and assumptions:

Short-term deposits and borrowings           The fair value of short-term
                                             deposits and loans approximates to
                                             the carrying amount because of the
                                             short maturity of these
                                             instruments.

Long-term borrowings                         The fair value of the US senior
                                             loan notes has been estimated on
                                             the basis of their redemption price
                                             in 2004, and other long-term
                                             borrowings are on the basis of
                                             variable rates.

Other financial liabilities                  Contingent acquisition
                                             consideration has been discounted
                                             at current market rates, and its
                                             fair value approximates to the
                                             carrying amount.

CURRENCY EXPOSURES

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

                                          NET FOREIGN CURRENCY MONETARY ASSETS/(LIABILITIES)
                                                                              CANADIAN
                                      STERLING    US DOLLAR   EU CURRENCIES    DOLLAR      TOTAL
2003                                    $'000       $'000         $'000         $'000      $'000
-------------------------------------------------------------------------------------------------
Functional currency of Group
operation:
Sterling                                    -        (764)       (1,622)            -      (2,386)
US dollar                               1,043           -           685           864       2,592
-------------------------------------------------------------------------------------------------
TOTAL                                   1,043        (764)         (937)          864         206
=================================================================================================

                                          NET FOREIGN CURRENCY MONETARY ASSETS/(LIABILITIES)
                                                                              CANADIAN
                                      STERLING    US DOLLAR   EU currencies    DOLLAR      Total
2002                                    $'000       $'000         $'000         $'000      $'000
------------------------------------------------------------------------------------------------
Functional currency of Group
operation:
Sterling                                    -         295          (962)            -        (667)
US dollar                                   -           -           391             -         391
-------------------------------------------------------------------------------------------------
Total                                       -         295          (571)            -        (276)
=================================================================================================

19       PROVISIONS FOR LIABILITIES AND CHARGES

                                                                                              $' 000
----------------------------------------------------------------------------------------------------
DEFERRED TAXATION
At 1 October 2001                                                                             12,297
Currency adjustment                                                                              794
Profit and loss account                                                                         (254)
On disposals                                                                                  (9,427)
----------------------------------------------------------------------------------------------------
At 1 October 2002                                                                              3,410
Currency adjustment                                                                               53
Profit and loss account                                                                       (7,485)
----------------------------------------------------------------------------------------------------
AT 30 SEPTEMBER 2003 - DEFERRED TAX ASSET (NOTE 16)                                           (4,022)
====================================================================================================

DEFERRED TAXATION PROVIDED IN THE FINANCIAL STATEMENTS IS AS FOLLOWS:

                                                                2003     2002
                                                                $'000    $'000
-------------------------------------------------------------------------------
GROUP
Excess of tax allowances over depreciation                       6,010    5,725
Short term timing differences                                  (10,032)  (2,315)
-------------------------------------------------------------------------------
Net deferred tax (asset)/liability                              (4,022)   3,410
===============================================================================

The parent company has no deferred tax liability and the Group has no residual tax losses arising in an overseas subsidiary (2002: $59 million).

20       DEFERRED INCOME

                                                               $'000
---------------------------------------------------------------------
GOVERNMENT GRANTS
At 1 October 2001                                               8,425
Currency adjustment                                               649
Receivable in the year                                          2,161
Disposal                                                       (3,470)
Released to profit and loss account                            (1,576)
---------------------------------------------------------------------
At 1 October 2002                                               6,189
Foreign exchange movement                                         347
Receivable in the year                                            530
Released to profit and loss account                            (1,135)
---------------------------------------------------------------------
AT 30 SEPTEMBER 2003                                            5,931
=====================================================================

21       CALLED UP SHARE CAPITAL

                                                                        2003       2002
                                                                        $'000      $'000
-----------------------------------------------------------------------------------------
AUTHORISED
250,000,000 (2002: 250,000,000) ordinary shares of 10p each             39,372     39,372
=========================================================================================
ALLOTTED AND FULLY PAID
188,209,895 (2002: 187,805,260) ordinary shares of 10p each             29,644     29,578
=========================================================================================

404,635 (2002: 455962) shares of 10p each were issued in the year as a result of the exercise of share options (nominal value L40,464, 2002:L45,596). Consideration received was $536,000 (2002: $4,216,000).

22       SHARE PREMIUM ACCOUNT AND RESERVES

                                                       SHARE      CAPITAL
                                                      PREMIUM    REDEMPTION      MERGER     PROFIT AND
                                                      ACCOUNT     RESERVE        RESERVE   LOSS ACCOUNT
GROUP                                                  $'000       $'000          $'000       $'000
-------------------------------------------------------------------------------------------------------
At 1 October 2000                                      80,549             -      425,476         67,982
Arising on share issues                               269,081             -            -              -
Retained profit for the year                                -             -            -         12,720
Exchange differences arising on consolidation           3,261             -        1,482           (276)
-------------------------------------------------------------------------------------------------------
At 1 October 2001                                     352,891             -      426,958         80,426
Arising on share issues                                 3,973             -            -              -
Purchase of own shares                                      -           323            -        (12,478)
Retained profit for the year                                -             -            -        127,539
Exchange differences arising on consolidation          25,885             -       30,842         (7,669)
-------------------------------------------------------------------------------------------------------
AT 1 OCTOBER 2002                                     382,749           323      457,800        187,818
ARISING ON SHARE ISSUES                                   470             -            -              -
RETAINED PROFIT FOR THE YEAR                                -             -            -         83,232
EXCHANGE DIFFERENCES ARISING ON CONSOLIDATION               -             -            -        (20,134)
-------------------------------------------------------------------------------------------------------
AT 30 SEPTEMBER 2003                                  383,219           323      457,800        250,916
=======================================================================================================

22       SHARE PREMIUM ACCOUNT AND RESERVES (CONTINUED)

                                         SHARE             CAPITAL
                                        PREMIUM           REDEMPTION       MERGER        PROFIT AND
                                        ACCOUNT            RESERVE         RESERVE      LOSS ACCOUNT
COMPANY                                  $'000              $'000           $'000          $'000
---------------------------------------------------------------------------------------------------
At 1 October 2002                       382,749               323          457,800          191,319
Arising on share issues                     470                 -                -                -
Loss for the year                             -                 -                -          (15,592)
Exchange difference                           -                 -                -          (11,593)
---------------------------------------------------------------------------------------------------
AT 30 SEPTEMBER 2003                    383,219               323          457,800          164,134
===================================================================================================

SHARE OPTION SCHEMES

The following share option schemes were established in 1996:

         The Galen Approved Executive Share Option Scheme
         The Galen Unapproved Executive Share Option Scheme
         The Galen Savings Related Share Option Scheme

The Galen 2000 US Option Scheme was established in 2000. The Galen Inc Employee Stock Purchase Plan, established in 1998, was terminated upon disposal of our Clinical Trial Services business in May 2002.

A summary of the main terms of the schemes is set out below.

THE GALEN APPROVED EXECUTIVE SHARE OPTION SCHEME AND THE
GALEN UNAPPROVED EXECUTIVE SHARE SCHEME ("THE EXECUTIVE SCHEMES")

These are discretionary share schemes, one of which has been approved by the Inland Revenue. The terms of these schemes are similar unless indicated to the contrary. Both schemes provide for options to be granted over unissued shares or shares held in a trust. Options are granted at the discretion of the remuneration committee of the Company to any full time employee of any Group company.

Options may be exercised between the third and tenth anniversaries of their date of grant. The exercise price is not less than the higher of the nominal value of the share and the middle market quotation for the last dealing day before the date of grant.

The number of options that may be issued is subject to overall scheme limits and individual limits. No further options may be granted if, as a result:

         (i) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 10 years would exceed 10% of the Company's issued share capital on the day preceding the proposed grant date; or

         (ii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes (other than the Savings-Related Scheme) in the previous 10 years would exceed 5% of the Company's issued share capital on the day preceding the proposed grant date; or

22       SHARE PREMIUM ACCOUNT AND RESERVES (CONTINUED)

         (iii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 3 years would exceed 3% of the Company's issued share capital at that time.

         No further options may be granted to an individual if as a result

         i. the aggregate market value of shares which have been issued to him or for which he may subscribe under any Company scheme (other than the Savings-Related Scheme) pursuant to options granted to him during the previous 10 years would exceed 4 times his annual earnings, or,

         ii. in the case of the Approved Scheme, the aggregate market value of shares which he may acquire under this scheme would exceed L 30,000.

THE GALEN SAVINGS-RELATED SHARE OPTION SCHEME ("THE SAYE SCHEME")

The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares over which an option can be granted will be determined by the level of contributions which an employee commits to under the savings contract. Any employee of a Group company with more than 1-year continuous employment is eligible to participate. The exercise price is not less than the higher of the nominal value of the share and 80% of the average middle market quotation on the day following the Company's release to the public of its fiscal year financial results. An option may be exercised 3 or 5 years after the date of grant depending on the type of savings contract taken out.

No further options may be granted if, as a result:

         (i) the aggregate number of shares issued, or remaining issuable, pursuant to options granted under this scheme and any other share option scheme established by the Company and shares issued under any of the other employees' share schemes of the Company in the previous 10 years would exceed 10% of the Company's issued share capital; or

         (ii) the aggregate number of shares issued, or remaining issuable, pursuant to options granted in the previous 5 years under this scheme and any other share options schemes established by the Company and shares issued under any other employees' share scheme of the Company in the previous 5 years would exceed 5% of the Company's issued share capital.

THE GALEN 2000 U.S. OPTION SCHEME ("THE U.S. SHARE SCHEME")

Pursuant to the terms of the U.S. Share Scheme, both incentive stock options and non-qualified stock options may be granted to any eligible employee of or consultant to the Company's U.S. subsidiaries.

On any date, no option may be granted under the U.S. Share Scheme if, as a result, any of the following limits would be exceeded:

         (i) the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the Company would exceed 10 % of the issued ordinary share capital of the Company on the day preceding that date;

         (ii) the aggregate number of ordinary shares issued, or remaining issuable, during the previous 10 years under this scheme, the Executive Schemes and all other discretionary share option schemes (other than a savings related share option scheme) established by the Company would exceed 5% of the issued ordinary share capital of the Company on the day preceding that date; or

         (iii) the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted in the previous three years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the Company would exceed 3% of the issued ordinary share capital of the Company on the day preceding that date.

The maximum number of ordinary shares that may be granted in ADS form as incentive stock options under the U.S. Share Scheme is 6,363,332 ordinary shares.

There are no limits on the maximum number of ADSs which may be the subject of an option granted under the U.S. Share Scheme to an eligible employee. The exercise price of an option shall not be less than 100 % of the fair market value of an ADS on the date the option is granted. The period during which options may become exercisable shall be set by the remuneration committee. All options shall cease to be exercisable on the earliest of the tenth anniversary of the date of grant or after a specified period following the participant's separation from the Company.

22   SHARE PREMIUM ACCOUNT AND RESERVES (CONTINUED)

Details of option / warrants movements during the year are set out below:

                                                          OPTIONS
                             AT         OPTIONS          CANCELLED/      OPTIONS            AT          EXERCISE
                        1 OCTOBER       GRANTED           (LAPSED)      EXERCISED      30 SEPTEMBER       PRICE      EXERCISE
                           2002         IN YEAR           IN YEAR        in year           2003             L         PERIOD
------------------------------------------------------------------------------------------------------------------------------
Unapproved scheme          6,668              -                 -         (3,334)           3,334         3.600      2001-2008
                          42,077              -            (6,562)       (22,777)          12,738         3.925      2001-2008
                         132,526              -                 -              -          132,526         4.475      2002-2009
                         123,641              -           (25,124)       (12,872)          85,645         5.050      2002-2009
                         309,238              -           (99,369)             -          209,869         8.225      2003-2010
                         593,079              -          (149,263)             -          443,816         7.225      2004-2011
                               -        666,942                 -              -          666,942         4.525      2005-2012
------------------------------------------------------------------------------------------------------------------------------
                                              -                 -
APPROVED SCHEME           33,332                                         (16,666)          16,666         3.600      2001-2008
                           9,488              -            (4,394)        (2,547)           2,547         3.925      2001-2008
                           6,703              -                 -              -            6,703         4.475      2002-2009
                          18,429              -           (10,631)             -            7,798         5.050      2002-2009
                          69,762              -           (29,631)             -           40,131         8.225      2003-2010
                             737              -              (737)             -                -         7.225      2004-2011
                               -         16,629                 -              -           16,629         4.525      2005-2012
==============================================================================================================================

The following options were outstanding under the Galen Savings-Related Share Option Scheme at 30 September 2003.

                                                                  EXERCISE
                                                                    PRICE           EARLIEST
NUMBER OF OPTIONS                                                     L          EXERCISE DATE
----------------------------------------------------------------------------------------------
    25,655                                                           3.38             2004
    19,574                                                           6.80             2004
     7,008                                                           5.10             2005
     4,663                                                           6.80             2006
    20,255                                                           5.88             2005
     4,498                                                           5.88             2007
   204,550                                                           3.62             2006
    64,233                                                           3.62             2008
==============================================================================================

22       SHARE PREMIUM ACCOUNT AND RESERVES (CONTINUED)

Galen options/warrants outstanding in substitution for options/warrants previously issued by Warner Chilcott and options granted under the Galen 2000 US Options Schemes are as follows:

                                                                           EXERCISE PRICE PER ADS

                                                               ADSs SUBJECT                              WEIGHTED
                                                                TO OPTION             RANGE               AVERAGE
-----------------------------------------------------------------------------------------------------------------
Balance at 1 October 2002                                       1,652,492        $1.60 - $49.35           $33.39
Granted                                                           692,791        $ 22.89-$35.00           $28.97
Exercised                                                        (161,727)       $ 10.80-$41.20           $15.65
Lapsed                                                           (146,866)       $ 22.89-$49.35           $45.56
----------------------------------------------------------------------------------------------------------------
BALANCE AT 30 SEPTEMBER 2003                                    2,036,690        $  1.60-$49.35           $32.41
----------------------------------------------------------------------------------------------------------------
EXERCISABLE AT 30 SEPTEMBER 2003                                1,222,259        $  1.60-$49.35           $32.07
================================================================================================================

The following option and warrant data at 30 September 2003 is grouped by exercise price range:

                                                         RANGE OF EXERCISE PRICE
                                               $1.60 TO     $16.00 TO        $30.00 TO         $42.00 TO
                                                $15.99        $29.99           $41.99           $49.35            TOTAL
--------------------------------------------------------------------------------------------------------------------------
Number of ADSs subject to
options/warrants                                279,427       732,561          657,256           367,446         2,036,690
Weighted average exercise price                $  12.93     $   28.35        $   36.90         $   47.32        $    32.41

Weighted average remaining
contractual life (years)                            3.9           8.7              6.5               5.4               6.7
NUMBER OF EXERCISABLE                           279,427       195,768          448,719           298,345         1,222,259
OPTIONS/WARRANTS
Weighted average exercise price for
exercisable options/warrants                   $  12.93     $   27.11        $   35.77         $   47.70        $    32.07
==========================================================================================================================

THE GALEN EMPLOYEE BENEFIT TRUST

The Galen Holdings PLC Employee Benefit Trust was established in June 1997. The trustee is Galen Trustees Limited, a subsidiary of Galen Holdings PLC. It is a discretionary trust for the benefit of employees and former employees of the Group, including directors, and may be used inter alia, to meet obligations under the Executive Share Option Schemes, the Savings-Related Share Option Scheme, or any other share scheme established by any Group company. Dividends have not been waived by the Trust. Dividend income is included in the Group's profit and loss account by way of reduction of the total dividend charge. Dr McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares to the Trust on its establishment. At the year end the 4,592,720 (2002: 4,721,241) shares held by the Trust were valued at $52,785,982 (2002:
$27,362,576). Other income and costs of the Trust are incorporated into the financial statements where applicable. Cash held by the Trust totalled $1,016,312 and $431,631 at 30 September 2003 and 2002 respectively.

The Group continues to take advantage of the dispensation in the Urgent Issues Task Force's Abstract 17 "Employee Share Schemes" not to apply that Abstract to the Group's Inland Revenue approved SAYE schemes.

23       MINORITY INTERESTS

                                                       $'000
------------------------------------------------------------
At 1 October 2001                                        381
Profit and loss account                                   46
Disposals                                               (427)
------------------------------------------------------------
At 1 October 2002                                          -
Profit and loss account                                    -
------------------------------------------------------------
AT 30 SEPTEMBER 2003                                       -
============================================================

24. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                   2003      2002     2001
                                                  $'000     $'000    $'000
                                                 -------   -------   ------
CONTINUING OPERATIONS
Operating profit                                 124,945    55,584   29,451
Depreciation of tangible fixed assets              6,791     5,339    4,291
Amortisation of intangible fixed assets           62,009    38,775   33,217
Capital grants release                            (1,135)     (137)  (1,529)
Loss on sale of tangible fixed assets                240         -       36
Increase in stocks                                (5,906)   (1,526)  (3,321)
(Increase)/decrease in debtors                    (8,399)  (14,829)   2,404
Increase/(decrease) in creditors                  24,897        60   (2,287)
Exchange difference                                 (620)   (1,899)  (2,080)
                                                 -------    ------   ------
NET CASH INFLOW FROM CONTINUING OPERATIONS       202,822    81,367   60,182
                                                 =======    ======   ======
Discontinued operations
Operating profit                                       -     8,529   14,319
Depreciation of tangible fixed assets                  -     3,430    4,562
Amortisation of intangible fixed assets                -     1,677    2,276
Capital grants release                                 -    (1,439)    (473)
Decrease/(increase) in stocks                          -       340      (78)
Decrease/(increase) in debtors                         -     4,749   (4,155)
Increase in creditors                                  -        29    1,100
Exchange difference                                    -    (5,328)     (36)
                                                 -------    ------   ------
Net cash inflow from discontinued activities           -    11,987   17,515
                                                 -------    ------   ------
TOTAL NET CASH INFLOW FROM OPERATING ACTIVITIES  202,822    93,354   77,697
                                                 =======    ======   ======

25       RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT)

                                                           2003      2002      2001
                                                           $'000     $'000     $'000
                                                         --------   -------   --------
Decrease in cash in the year                               (8,539)  (11,280)   (24,033)
Cash (inflow)/outflow from movement in liquid resources  (215,400)  (27,523)   232,275
Cash (inflow)/outflow from movement in debt and hire
purchase financing                                       (290,746)  245,298    (31,779)
                                                          -------   -------    -------
Change in net funds resulting from cash flows            (514,685)  206,495    176,463
Exchange movement                                              54    18,324      4,431
Non cash movement                                             264     3,462       (721)
Loans eliminated on disposal                                    -     6,618          -
                                                          -------   -------    -------
MOVEMENT IN NET (DEBT)/FUNDS IN THE YEAR                 (514,367)  234,899    180,173
Net (debt)/funds at beginning of year                     261,051    26,152   (154,021)
                                                          -------   -------    -------
NET (DEBT)/FUNDS AT END OF YEAR                          (253,316)  261,051     26,152
                                                          =======   =======    =======

25     RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT)
(CONTINUED)

                                                                                             LOAN      LOAN
                                                                    LOANS                   NOTES     NOTES
                                                         LOANS     GREATER       HIRE        LESS    GREATER      NET
                     CASH AT      BANK      LIQUID     LESS THAN     THAN      PURCHASE      THAN      THAN      FUNDS/
  ANALYSIS OF NET      BANK    OVERDRAFTS  RESOURCES    ONE YEAR   ONE YEAR   OBLIGATIONS  ONE YEAR  ONE YEAR    (DEBT)
   FUNDS/(DEBT)       $'000      $'000       $'000       $'000      $'000        $'000      $'000      $'000     $'000
-------------------  -------   ----------  ---------   ---------   --------   -----------  --------  --------   --------
At 1 October 2000      8,284           -     105,386      (6,443)   (54,278)        (970)  (40,703)  (165,297)  (154,021)
Cash flow            (24,033)          -     232,275     (11,032)   (60,743)         577    39,419          -    176,463
Exchange movement          -           -           -           -          -            -       700       1057       1757
Functional currency
adjustment               (65)          -       4,230        (223)    (1,289)          (7)      584       (556)     2,674
Transfers             18,755           -     (18,755)          -          -            -         -          -          -
Other non cash
movement                   -           -           -           -          -         (721)        -          -       (721)
                     -------       -----     -------     -------    -------        -----    ------    -------    -------
At 1 October 2001      2,941           -     323,136     (17,698)  (116,310)      (1,121)        -   (164,796)    26,152
Cash flow            (11,280)          -     (27,523)     17,602    114,524          549         -    112,623    206,495
Transfers              8,326           -      (1,318)     (7,008)         -            -         -          -          -
Exchange movement          -           -        2534           -       1502            -         -       2910       1878
Functional currency
adjustment                14           -      21,250        (130)      (671)         (44)        -     (3,973)    16,446
Disposal                   -           -           -       6,618          -            -         -          -      6,618
Other non cash
movement                   -           -           -           -          -            -         -      3,462      3,462
                     -------       -----     -------     -------    -------        -----    ------    -------    -------
At 1 October 2002          1           -     313,011        (616)      (955)        (616)        -    (49,774)   261,051
Cash flow                 (1)     (8,538)   (215,400)   (102,472)  (191,613)         414         -      2,925   (514,685)
Exchange movement          -           -           -           -         88          (34)        -          -         54
Other non cash
movements                  -           -           -           -          -            -         -        264        264
                     -------       -----     -------     -------    -------        -----    ------    -------    -------
AT 30 SEPTEMBER 2003       -      (8,538)     97,611    (103,088)  (192,480)        (236)        -    (46,585)  (253,316)
                     =======       =====     =======     =======    =======        =====    ======    =======    =======

Liquid resources comprise short-term deposits with banks which mature within 12 months of the date of inception.

Other non-cash movements relate to new hire purchase agreements incepted in 2001 and to a release of loan note mark- up in 2002 and 2003.

26       CAPITAL COMMITMENTS

                                                   GROUP        COMPANY
                                               2003    2002   2003    2002
                                              $'000   $'000  $'000   $'000
                                              -----   -----  -----   -----
Capital expenditure that has been contracted
for but has not been provided for in the
financial statements                              -   1,455      -       -
                                              =====   =====  =====   =====

27       FINANCIAL COMMITMENTS

At 30 September 2003 the Group had annual commitments under non-cancellable operating leases as follows:

                                     Land and           Land and
                                     BUILDINGS  OTHERS  buildings  Others
                                       2003      2003     2002      2002
                                      $'000     $'000    $'000      $'000
                                     ---------  ------  ---------  ------
Expiring within one year                     -     933          -      90
Expiring between one and five years        933       -      1,195     428
Expiring in over five years                933     650          -       -
                                       -------   -----      -----     ---
                                       [     ]   [   ]      1,195     518
                                       =======   =====      =====     ===

28       RELATED PARTIES

The Company has taken advantage of the exemption under Financial Reporting Standard 8 "Related party disclosures" (FRS 8) not to disclose related party transactions between wholly owned Group undertakings which are eliminated on consolidation.

During the year ended 30 September 2003 Galen had business dealings with Elan Corporation plc ("Elan"). At 30 September 2003 Elan and its subsidiaries held 3.8% of the Company's share capital. In March 1999 Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott's marketing rights to an extended-release nifedipine product. Under the agreement Warner Chilcott was entitled to receive royalties based upon United States sales of the product. In the year ended 30 September 2003 royalties receivable totalled $0.5 million.

29     POST BALANCE SHEET EVENT

In December 2003, the Company sold its Pharmaceutical Development and Manufacturing Services business ("PDMS"), which formed part of Galen's contract manufacturing business, to a company controlled by Dr. Allen McClay, founder, former President and Director of Galen. As part of the agreement, the acquiring company has entered into a supply agreement with Galen to manufacture, supply and distribute a number of Galen products for the UK and Irish markets. Galen received a cash consideration of $34 million ((pound)20 million) for the sale of this business.

30       SUMMARY OF DIFFERENCES BETWEEN UK AND
         US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

(1)      PROFIT FOR THE FINANCIAL YEAR AND SHAREHOLDERS' FUNDS

The Group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial year and to equity shareholders' funds are set out in the tables below:

                                                    2003        2002       2001
             Notes                                  $'000       $'000      $'000
----------------------------------------------------------------------------------
(a)  RECONCILIATION OF PROFIT
     FOR THE FINANCIAL YEAR TO US
     GAAP
Profit for the financial year under
UK GAAP                                              94,036     135,892     19,087
                                                   --------   ---------   --------
US GAAP ADJUSTMENTS:

Amortisation of goodwill and
 intangibles                               (i)(c)    19,686      20,955      8,263
Unwinding of discount on contingent
 consideration                             (i)(b)       500           -          -
Depreciation on capitalisation of
 interest                                    (ii)       (53)        (53)       (53)
Inventory step up release                  (i)(a)         -           -     (1,423)
Deferred taxation                           (iii)   (19,754)    (11,735)     1,220
Compensation expense                         (iv)     1,301        (322)    (4,912)
Deferred tax effect of US GAAP
 adjustments                                            439         439     (5,756)
                                                   --------   ---------   --------
US GAAP ADJUSTMENTS TOTAL                             2,119       9,284     (2,661)
                                                   ========   =========   ========
Profit for the financial period under US GAAP        96,155     145,176     16,426
                                                   ========   =========   ========
Basic earnings per share under US GAAP       (vi)  $   0.52   $    0.78   $   0.10
                                                   ========   =========   ========
Diluted earnings per share under US GAAP     (vi)  $   0.52   $    0.78   $   0.10
                                                   ========   =========   ========

                                                                     2003        2002       2001
                                                          Notes     $'000       $'000      $'000
--------------------------------------------------------------------------------------------------
(b) EFFECT ON EQUITY SHAREHOLDERS' FUNDS OF DIFFERENCES
    BETWEEN UK GAAP AND US GAAP
Equity shareholders' funds under UK GAAP                          1,121,902   1,058,268    888,081
--------------------------------------------------------------------------------------------------
US GAAP ADJUSTMENTS:
Acquisition accounting                                    (i)(a)   (114,896)   (133,382)  (146,284)
Functional currency adjustment                            (i)(d)     21,906           -          -
Impact of discounted contingent consideration             (i)(b)      1,700           -          -
Capitalisation of interest                                  (ii)      2,501       2,554      2,434
Deferred taxation                                          (iii)    (43,318)    (24,200)   (10,664)
Employee benefit trust                                       (v)    (11,459)    (11,153)   (10,376)
Share premium account                                        (v)     11,459      11,153     10,376
 Dividends                                                (viii)      7,330       5,767      4,616
--------------------------------------------------------------------------------------------------
 US GAAP ADJUSTMENTS TOTAL                                         (124,777)   (149,261)  (149,898)
==================================================================================================
Equity shareholders' funds under US GAAP                            997,125     909,007    738,183
==================================================================================================

30 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

(i)      BUSINESS COMBINATIONS

(a)      Acquisition accounting

         This amount relates to the acquisition of Warner Chilcott on 29 September 2000 and reflects differences in acquisition accounting between US GAAP and UK GAAP.

         1        SHARE CONSIDERATION

         Under UK GAAP, shares issued in consideration for the acquisition of shares in a subsidiary company are valued at the market price ruling on the date of consummation of the transaction. Under US GAAP, shares are valued at the average market price for the 5 trading days before and after the date of announcement of the proposed transaction. Under US GAAP, goodwill and the related credits to share capital and share premium would have been less than on the UK GAAP basis.

         2        SUBSTITUTE OPTIONS

         Under US GAAP, the fair value of an acquiring company's share options or warrants substituted for options or warrants of the acquiree is calculated using the Black Scholes option pricing model, which values the options at the date of announcement. Under UK GAAP, the intrinsic value method is used, the value reflecting the difference between the market price of the related shares on acquisition date and the proceeds due on exercise of the options or warrants. Under US GAAP, goodwill and the related merger reserve credit would have been less than on the UK GAAP basis.

         3        DEFERRED COMPENSATION

         Under US GAAP, any amounts attributed to deferred compensation in relation to specific unvested options is shown as a debit balance within shareholders' equity. No such amount is recorded under UK GAAP.

         4        INVENTORY STEP UP RELEASE

         Under US GAAP, stocks ("inventory") acquired on takeover are restated to reflect their selling price less a margin for selling. Under UK GAAP, stocks acquired are valued at the lower of acquired cost and net realisable value. Under US GAAP the amount of inventory step up is charged to cost of sales as the inventory is sold.

         5        WORKFORCE

         Under US GAAP accounting, valuations are attributed to the assembled workforce of the company being acquired and this value, which again reduces goodwill by a similar amount, is amortised over a relevant period, deemed to be 7 years in this instance. No such workforce values are attributed under UK GAAP.

         6        OTHER INTANGIBLES

         Under US GAAP, value is attributed to intangibles which under UK GAAP might not be separately identifiable from goodwill, for example, amounts attributed to core development technologies in Warner Chilcott. Such amounts are amortised over the estimated lives of these assets.

30 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

         7        IN-PROCESS RESEARCH AND DEVELOPMENT

         As part of the acquisitions of Bartholomew Rhodes in 1999 and of Warner Chilcott in 2000, values were assigned to in-process research and development for drugs under development at the dates of acquisition. Under US GAAP, the amount of purchase consideration allocated to in-process research and development is written off immediately to profit and loss account. Under UK GAAP these amounts, which are allocated to in-process research and development under US GAAP, would be included within goodwill.

         8        DEFERRED TAX ASSET

         Under US GAAP, where tax law allows the use of an acquired company's brought forward tax losses in a restructured Group situation against future combined taxable income, a deferred tax asset may be recognised at acquisition based on an assessment of the combined enterprise's past and anticipated future results of operations. Such an asset net of valuation allowance was recognised as a deferred tax asset in relation to Warner Chilcott's brought forward tax losses and goodwill was correspondingly reduced. No such asset was recognised under UK GAAP.

(b)      Contingent consideration
         Under UK GAAP, amounts are included within creditors representing estimated contingent consideration payable in relation to product acquisitions during 2003. Under US GAAP, amounts related to contingent consideration are only included when the contingency is resolved.

         Under UK GAAP the estimated contingent consideration is recorded at a discounted amount with the discount released to profit and loss account over the period of contingency. No such charge arises under US GAAP. The intangible asset amount relating to the contingent consideration is amortised under UK GAAP. Again under US GAAP, no charge arises.

(c)      Amortisation of goodwill and intangibles
         This amount reflects the difference in the goodwill and intangibles amortisation charge for the three years ended 30 September 2003 between US GAAP and UK GAAP as a result of the different accounting treatments impacting on goodwill and intangibles as detailed in (i)(a) and (i)(b). In the years ended 30 September 2002 and 2003 there has been no goodwill amortisation charge under US GAAP following the adoption of SFAS 142 (see (3) below).

(d)      Functional currency adjustment
         On adoption of the US dollar as the group's functional currency from 1 October 2002 a once off currency revaluation adjustment was made under UK GAAP in relation to non-monetary assets held by Galen's Republic of Ireland subsidiary. No such adjustment was appropriate under US GAAP.

(ii)     CAPITALISATION OF INTEREST

         Under UK GAAP, companies may choose whether or not to capitalise finance costs on fixed assets that take a substantial period of time to bring into service. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(iii)    DEFERRED TAXATION

         In connection with the Warner Chilcott transaction, the Company acquired U.S. federal income tax net operating loss carry forwards of approximately $62.0 million. At 30 September 2003 the whole of these losses had been utilised. Under UK GAAP, no deferred tax asset was recognised at

30 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED) acquisition and no related tax charge was subsequently recorded. Under US GAAP taxation charges have been recorded in each of the three years ending 30 September 2003.

(iv)     SHARE COMPENSATION EXPENSE

         Under UK GAAP, no cost has been accrued in relation to share options awarded to employees since the exercise price is equivalent to the market value at the date of grant.

         Under US GAAP, the Company has elected to follow APB 25. Under APB 25 compensation cost on variable option awards in which the number of options exercisable is not known at the date of grant is calculated as the difference between the option price and the market price at the end of the reporting period. This cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Included in the compensation expense reconciling item for 2001 above is an amount of 3.88 million relating to the intrinsic value of share options, the terms of which were modified on the cessation of employment of a director.

(v)      EMPLOYEE BENEFIT TRUST

         Under UK GAAP, shares held by the employee benefit trust are recorded as fixed asset investments with zero costs. Under US GAAP, those shares are regarded as treasury stock and recorded as a contra equity account within equity shareholders' funds at the date of contribution.

(vi)     EARNINGS PER SHARE

         Earnings per share is based on profit for the financial year under US GAAP as calculated above and on 183,574,057 ordinary shares (2002:
         185,244,963, 2001: 161,354,740), the weighted average number of ordinary shares in issue during the year excluding those held in the employee trust. Diluted earnings per share is calculated on profit for the financial year under US GAAP as calculated above and on an adjusted number of shares of 184,504,240 (2002: 186,330,634, 2001 164,160,276)
         reflecting the number of dilutive shares under option.

(vii)    PRESENTATION OF EXCEPTIONAL ITEMS

         Under UK GAAP, exceptional items are items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under US GAAP, only items which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as "extraordinary" items. They are presented below income before extraordinary items in the profit and loss account. Under US GAAP, none of the items classed as exceptional under UK GAAP meet the criteria for presentation as an extraordinary item.

(viii)   DIVIDENDS

Under UK GAAP, final ordinary dividends are recognised in the financial year in respect of which they are recommended by the board of directors for approval by shareholders. Under US GAAP, such dividends are not recognised until they are formally declared by the board of directors.

(2)      CONSOLIDATED CASH FLOW STATEMENT

         The Group Consolidated Cash Flow Statement is prepared in accordance with United Kingdom Financial Reporting Standard 1 "FRS 1 (Revised
         1996)", whose objective and principles are similar to those set out in Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (SFAS95). The principal differences between the Standards relate to classification. Under FRS 1 (Revised 1996), the Company presents its cash flows for (a) operating activities, (b) returns on investments and servicing of finance, (c) taxation, (d) capital expenditure and financial investment, (e) acquisitions, (f) dividends paid, (g) management of liquid resources and (h) financing. SFAS 95 requires only three categories of cash flow activity being (a) operating, (b) investing and (c) financing.

Cash flows from taxation and returns on investments and servicing of finance under FRS 1 (Revised 1996) would be included as operating activities under SFAS 95, capital expenditure and financial investment and acquisitions and disposals would be included as investing activities, and dividends paid would be included as a financing activity under SFAS 95. Under FRS 1 (Revised 1996) cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand, and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS 95 cash equivalents, comprising short-term highly liquid investments, generally with original maturities of three months or less, are grouped together with cash. Short-term borrowings repayable on demand would not be included within cash and cash equivalents and movements on those borrowings would be included in financing activities.

Set out below, for illustrative purposes, is a summary consolidated cash flow statement under US GAAP:

                                                             2003       2002      2001
                                                            $'000      $'000     $'000
----------------------------------------------------------------------------------------
Net cash provided by operating activities                   164,167     62,361    56,767
Net cash (used in)/provided by investing activities        (670,147)   163,052   146,911
Net cash provided by/(used in) financing activities         282,041   (257,207)  298,386
----------------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents       (223,939)   (31,794)  208,242
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD            313,012    326,076   113,671
----------------------------------------------------------------------------------------
Foreign exchange adjustment on cash and cash equivalents          -     18,730     4,163
========================================================================================
CASH AND CASH EQUIVALENTS AT END OF PERIOD                   89,073    313,012   326,076
========================================================================================

30. SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

(3)      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective 1 October 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), and Statement of Financial Accounting Standards No. 142, Goodwill and Other intangible Assets ("SFAS 142"). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations initiated after 1 July 2001 and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 141 also requires that any business combination initiated after 30 June 2001 be accounted for by the purchase method. SFAS 142 provides that goodwill no longer be amortized and that the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with these accounting statements and upon adoption, the Company reclassified a total of $2,914,000 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company's acquisition of Warner Chilcott.

Galen also adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), effective 1 October 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. SFAS 144 requires that that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results for the Company's services operations disposed of during the year ended 30 September 2002 have been treated as "discontinued operations".

On 30 April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after 15 May 2002. Upon adoption of SFAS 145, the Company reclassified the losses on extinguishments of debt that were classified as extraordinary items in the year ended 30 September 2002 since they did not meet the criteria in Opinion 30 for classification as extraordinary items.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees whoa re involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 is effective for exit or disposal activities of the Company that are initiated after 31 December 2002. No such activities have occurred since that date.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based employee compensation. Such methods for transition can be voluntarily implemented in a fiscal year beginning before 16 December 2003. In addition, SFAS 148 amends SFAS 123 to require certain disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The effective date for the disclosure requirement is interim periods beginning after 15 December 2002. Early adoption was encouraged. Galen has adopted the disclosure requirement effective 1 October 2002.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be mad by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires the guarantor to recognise, at the inception of the guarantee, a liability for the fair value of obligation undertaken in issuing the guarantee. The disclosure requirements are effective for quarters ending after 15 December 2002 and the liability recognition is in effect for guarantees initiated after 31 December 2002. The Company FIN 45 effective 1 October 2002, and has determined that it does not have a material impact on the Company's reported results of operations, financial positions or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity's to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after 31 January 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after 15 June 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not have any variable interest entities and FIN 46 does not therefore apply.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise effective at the beginning of the first interim period beginning after 15 June, 2003. The adoption of SFAS 150 had no material impact on the result of operations and financial position of the Company.

FIVE YEAR SUMMARY

                                          2003        2002        2001        2000        1999
                                         $'000       $'000       $'000       $'000       $'000
-------------------------------------------------------------------------------------------------
Turnover                                 432,262     296,546     263,557     134,389     109,193

Gross profit                             355,110     206,563     170,954      65,301      56,140

Operating profit before exceptional
items and amortisation of goodwill
and intangibles                          186,954     104,565      79,263      37,687      31,607
Exceptional items                              -           -           -      (5,173)          -

Goodwill and intangibles amortisation    (62,009)    (40,452)    (35,493)     (3,231)     (1,152)

Operating profit                         124,945      64,113      43,770      29,284      30,455

Gain on sale of businesses                     -     104,984           -           -           -

Profit before taxation                   116,381     149,399      24,448      29,798     111,055

Net assets                             1,121,902   1,058,268     888,081     597,450     112,241

Earnings per share                     51.2 CENTS  73.4 CENTS  11.8 CENTS  17.7 CENTS  19.6 CENTS

Adjusted earnings per share (note 10)  85.2 CENTS  47.8 CENTS  33.8 CENTS  23.4 CENTS  20.5 CENTS
-------------------------------------------------------------------------------------------------

FINANCIAL CALENDAR

ANNUAL GENERAL MEETING
To be held at 10 am, Malone House, Barnett Demesne, Belfast     17 February 2004

REPORTS
Interim report                                                          May 2004

DIVIDENDS
Proposed final 2003
- Announced                                                     11 November 2003
- Payable                                                       26 February 2004
Interim 2004
- To be announced                                                       May 2004
- Payable                                                            August 2004

Management and Corporate Information

Board of Directors
DR JOHN A KING
Executive Chairman
ROGER M BOISSONNEAULT
Chief Executive Officer
R GEOFFREY ELLIOTT
Chief Financial Officer
NON-EXECUTIVE DIRECTORS:
DR MICHAEL G CARTER (1, 2)
DR HAROLD A ENNIS, OBE (1, 2)
DAVID GIBBONS, MBE (1, 2)

(1) Audit Committee

(2) Remuneration Committee

Management
Galen Holdings PLC

DR JOHN A KING
Executive Chairman
ROGER M BOISSONNEAULT
Chief Executive Officer
R GEOFFREY ELLIOTT
Chief Financial Officer
ANTHONY D BRUNO
Executive Vice President,
Corporate Development &
General Counsel
IZUMI HARA
Senior Vice President &
Deputy General Counsel
DAVID G KELLY
Senior Vice President,
Finance and Planning
WILLIAM J POLL
Senior Vice President,
Finance and Trade Relations

Pharmaceuticals
W CARLTON REICHEL
President, Pharmaceuticals

Technical Operations
LELAND H CROSS
Senior Vice President,Technical Operations

Research & Development
DR HERMAN ELLMAN
Senior Vice President, Clinical Development

Regulatory Affairs
ALVIN D HOWARD
Vice President, Regulatory Affairs

Shareholder Services

Registrar for Ordinary Shares
Computershare Investor Services PLC
P.O. Box 82, The Pavilions
Bridgewater Road
Bristol BS99 7NH

Stock Information
Ordinary Shares
London Stock Exchange: GAL.L
Irish Stock Exchange: GAL
American Depositary Shares
Nasdaq: GALN

Depositary for ADS/Notes
Bank of New York
101 Barclay Street

22nd Floor
New York, NY 10286

Investor Inquiries
Galen Holdings PLC
Seagoe Industrial Estate
Craigavon, Northern Ireland
BT63 5UA
Tel: +44 283 833 4974
Email:
investorrelations@galenplc.com

USA
Warner Chilcott, Inc.
100 Enterprise Drive
Rockaway, NJ 07866
Tel: 973-442-3200 or
800-521-8813
investorrelations@galenplc.com

Registered Office
Seagoe Industrial Estate
Craigavon, Northern Ireland
BT63 5UA

Registered Number
NI25836

Secretary
A D Bruno

Website
www.galenplc.com

Stockbrokers
ABN AMRO Equities Limited
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

Credit Suisse First Boston
One Cabot Square
London E14 4QJ

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Goodbody Stockbrokers
Ballsbridge Park
Dublin 4

Registered Auditors
PricewaterhouseCoopers LLP
Waterfront Plaza
8 Laganbank Road
Belfast BT1 3LR

Solicitors
Ashurst Morris Crisp
Broadwalk House
5 Appold Street
London EC2A 2HA

US Legal Advisors
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017

Financial Advisors
Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Principal Bankers
Bank of Ireland
Donegall House
7 Donegall Square North
Belfast BT1 5LU